Exhibit 99.3

Manulife Financial Corporation Annual Meeting May 7, 2020 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote. 2020 Management information circular

Notice of annual meeting of common shareholders

You’re invited to attend our 2020 annual meeting of common shareholders
When May 7, 2020 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Four items of business

•   Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2019

•   Electing directors

•   Appointing the auditors

•   Having a say on executive pay

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

We are actively monitoring the coronavirus (COVID-19) situation and are sensitive to the public health and travel concerns our shareholders may have as well as the protocols public health authorities may recommend.

We remind shareholders that a live webcast of the meeting will be available at manulife.com and this year, more than ever, we encourage you to vote your shares prior to the meeting. Please read the voting section starting on page 10 for information on how to vote.

In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting via press release as promptly as practicable, which may include holding the meeting solely by means of remote communication. As the situation develops we will post any updates on our website (manulife.com).

By order of the board of directors, Antonella Deo Corporate Secretary March 11, 2020

John Cassaday Chairman of the Board Dear fellow shareholders

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 7, 2020, at Manulife’s head office, 200 Bloor Street East in Toronto. As a holder of common shares, you have the right to receive our financial statements and to vote your shares at the meeting.

Our 2020 management information circular, which starts on page 7, includes important information about the business of the meeting and the items you will be voting on. Please read the circular before you vote your shares.

Manulife’s continuing transformation

As we disclosed last year, Manulife is in the midst of its transformation to a digital, customer-centric market leader. Our CEO, Roy Gori, and his management team have developed a long-term plan with five strategic priorities, fully supported by the board of directors. In 2019, we delivered strong financial results and one of the highest total shareholder returns of our peers (see page 54 for a list of our peers), while at the same time successfully delivering results against our strategic priorities:

∎  portfolio optimization

∎  expense efficiency

∎  accelerating growth

∎  digital customer leader

∎  high-performing team.

You will read more about our accomplishments in the letter from the chair of the management resources and compensation committee that follows, as well as in our 2019 annual report at manulife.com.

Engaging with our shareholders

Manulife’s board of directors continues to believe that directly engaging with shareholders and other stakeholders is a critical process for receiving and understanding feedback on issues that matter most to our stakeholders – both positive and negative. In 2019, like prior years, we spent a considerable amount of time meeting with our shareholders. Although the discussions covered a broad range of topics, the main focus was on governance, board succession, cybersecurity, and the integration of environmental and social considerations into decision-making. These meetings with shareholders are very important because they allow us to respond to your questions and concerns in a timely way.

2020 Management information circular	1

Please read the circular and vote your shares

The meeting will be held at our head office in Toronto at 200 Bloor Street East on May 7, 2020 at 11:00 a.m. (Eastern time). A live webcast of the meeting will be available on our website (manulife.com).

Your vote is important to us – we encourage you to consider the information set out in the circular and exercise your voting rights. See page 11 for details about how to vote.

The meeting will cover four items of business:

1. receiving our financial statements

2. voting to elect directors

3. voting to appoint the auditors

4. voting to have a ‘say on executive pay’.

You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

This circular contains information about these matters, as well as information about our corporate governance practices and executive compensation program. For more information about Manulife, including our overview of the company’s progress in 2019, please see our 2019 annual report – available at manulife.com.

We look forward to welcoming you at the meeting.

John Cassaday

Chairman of the Board of Directors

March 11, 2020

2	Manulife Financial Corporation

Talent and executive compensation

2019 was an important year for Manulife as we continued to make strong progress on our five strategic priorities, supporting our transformation journey to a digital, customer-centric leader in our industry.

A critical part of achieving these results is our ability to attract and motivate outstanding leaders.

Don Lindsay Chair of the Management Resources and Compensation Committee

We compete for talent globally, a reflection of our business footprint and growth opportunities. In 2019, for example, we made several key executive hires from markets outside Canada, including places like Cambodia, Germany, the Philippines and the United States. This requires us not only to offer compelling career opportunities – we also need to provide globally competitive compensation. One way we achieve that is by benchmarking pay programs and levels against a global peer group.

In line with our long-standing pay-for-performance philosophy, our programs are designed to reward our executives for the successful execution of our business strategy in the short-term, and the achievement of long-term, sustainable growth. The majority of what our executives earn is variable, and dependent on company performance and our share price. This keeps the interests of our executives closely aligned with the interests of our shareholders, as illustrated in the realized and realizable pay analysis on page 5.

2019 highlights

Our overall performance for 2019 demonstrated our progress towards our financial commitments and strategic priorities:

∎  We delivered total shareholder return (TSR) of 42%, in the top quartile of our peers (see page 54 for a list of our peers)

∎  We reported net income attributable to shareholders of $5.6 billion, up $0.8 billion from 2018

∎  We achieved core earnings[1] of $6.0 billion, up 5% from 2018[2]

∎  We delivered return on equity of 12.2% and core ROE[1] of 13.1%

∎  We delivered new business value (NBV)[1] of $2.0 billion, up 15%[2] from 2018

∎  We released $5.1 billion of cumulative capital benefits through portfolio optimization initiatives, including $2.1 billion in 2019, achieving our medium-term target three years ahead of schedule

∎  We have delivered $700 million of cumulative pre-tax expense efficiencies, including $400 million in 2019

∎  We achieved APE sales[1] of $6.0 billion, up 7% from 2018

1  Core earnings, core return on common shareholders’ equity (core ROE), new business value (NBV) and annualized premium equivalent (APE) sales are non-GAAP measures, which you can read about on page 60.

2  Percentage growth/declines in core earnings, NBV, and APE sales are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure, which you can read about on page 60.

2020 Management information circular	3

∎

We derived 57% of core earnings from our highest potential businesses, compared to 55% in 2018, marking progress against our target of generating two-thirds of our core earnings from these businesses by 2022

∎

We continued our digitization journey to improve the customer experience. In Asia we launched an end-to-end online insurance platform in Singapore (in collaboration with DBS Bank), received recognition for our digital transformation in Vietnam, and in Global Wealth and Asset Management (Global WAM), we launched an industry-first, voice-enabled retirement product using Alexa

∎	We made meaningful progress towards building a high-performing team and we saw an 8-point improvement in the 2019 employee engagement survey compared to the 2018 score.

The company performance score for the 2019 annual incentive awards was 112% for our named executives, reflecting the scale of these accomplishments. The score was based on results against a scorecard that includes four metrics which are outlined in more detail on page 61. The business performance factor for PSUs that were awarded in 2017 and vested in February 2020 was 101%, reflecting our performance over the three-year performance period covering fiscal years 2017, 2018 and 2019 (see page 67).

Named executive officer compensation

The management resources and compensation committee and the full board of directors are responsible for establishing and monitoring pay for the CEO and the other named executives. Shaping the discussion is the committee’s continuing objective to ensure that total direct compensation for these executives closely aligns with our company performance, shareholder interests and the market for executive talent. The committee receives advice, research and analysis from its independent compensation advisor to fulfill these objectives.

In 2019, the committee began working with a new independent advisor, Korn Ferry, selected for its robust global expertise and experience in the financial services sector. I want to take this opportunity to thank the committee’s previous advisor, Hugessen, who supported us from 2006 to 2019.

CEO compensation

Manulife continues to benefit from Mr. Gori’s leadership. In recognition of the continued momentum the company has achieved under his direction, the board has awarded Mr. Gori an annual incentive of US$3,700,000 for 2019, which is equivalent to 168% of his target. His target total direct compensation for 2020 has been set at US$9,925,000.

4	Manulife Financial Corporation

CEO Total direct compensation (US$)

	2016 (Guloien)	2017 (Gori)[1]	2018 (Gori)	2019 (Gori)	2020 (Gori)

Base salary	$1,358,125	$932,192	$1,100,000	$1,100,000	$1,200,000

Annual incentive	$1,222,313	$2,404,000	$3,088,800	$3,700,000	$2,400,000 (target)

Transition payment[2]		$1,500,000

Medium and long-term incentives	$8,148,750	$4,550,000	$5,200,000	$5,600,000	$6,325,000

Total direct compensation	$10,729,188	$9,386,192	$9,388,800	$10,400,000	$9,925,000

1	Mr. Gori was appointed President & CEO on October 1, 2017.
2	The transition payment in 2017 was intended to neutralize the tax and other personal financial consequences of Mr. Gori’s relocation from Hong Kong to Toronto.

Linking pay to shareholder value

We review the alignment of our executive compensation program with the shareholder experience every year by comparing our TSR with what our executives actually earned as realized pay (what was paid to them during the year), and realizable pay (the value of unvested or unexercised medium and long term incentives).

We also assess the effectiveness of CEO
compensation and its alignment to pay for
performance by comparing the relationship
between CEO realized and realizable pay
(as a percentage of target total direct
compensation) to our share price
performance and our performance peers.
The graph on page 86 shows a close
alignment between CEO realized and
realizable pay and Manulife’s TSR,
compared to our performance peers.

The graph to the right shows the CEO’s
realized and realizable pay is aligned with
our share price. That is, when TSR has
been lower, CEO pay has decreased, and
when TSR is higher the CEO’s pay has
increased.

	2015	2016	2017	2018	2019
Manulife TSR (on the TSX)	(3.7%)	19.9%	13.3%	(23.3%)	42.0%
Median of performance peer group	(2.2%)	10.7%	13.0%	(18.0%)	30.7%
S&P/TSX Composite Financials Index	(1.7%)	24.1%	13.3%	(9.3%)	21.4%
Realized and realizable pay for the CEO[1]	$5.1M	$37.8M	$11.6M	$1.7M	$23.8M

1

Realized and realizable pay for Mr. Guloien for 2015 and 2016 and Mr. Gori for 2017 to 2019. Equity is valued based on our share price on the Toronto Stock Exchange (TSX) as at December 31 for each year. For 2019, reflects $7.2 million received in cash and from the release of escrowed shares, as per the arrangement discussed on page 50 (realized pay), and an increase of $16.6 million in outstanding equity awards (change in realizable pay).

2020 Management information circular	5

Realized and realizable pay ∎ cash compensation paid for a given year, including salary, annual incentive (earned for the year shown but paid the following year),

∎ payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and

∎ the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared to December 31 of the previous year, based on our share price on the TSX as at each of those dates.

Total shareholder return

TSR is the change in value of an investment between January 1 and December 31 of a given year, assuming dividends are reinvested. For Manulife, TSR reflects our common shares on the TSX.

We welcome your feedback at our annual meeting

This circular explains our executive compensation program, the compensation decisions we made for 2019 and for the 2020 salary and medium and long-term incentives. We are holding another advisory vote on executive pay at our 2020 annual meeting and, as always, we welcome your feedback.

Don Lindsay

Chair of the Management Resources and Compensation Committee

6	Manulife Financial Corporation

  About this management information circular

We’ve sent this management information circular to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 11, 2020. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of and vote these shares at our 2020 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $45,000.

In this document:

∎ we, us, our, company and Manulife mean Manulife Financial Corporation

∎ you, your and shareholder refer to holders of Manulife common shares

∎ circular means this management information circular

∎ meeting means our annual meeting of common shareholders on May 7, 2020

∎ common shares or shares means common shares of Manulife Financial Corporation

∎ Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2020 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2019 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2019. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com) and on
EDGAR (sec.gov/edgar). You can also ask us for a copy of our 2019 annual report –
simply email us at shareholder_services@manulife.com.

2020 Management information circular	7

Where to find it

About the meeting

10	Who can vote

11	How to vote

14	What the meeting will cover

About the directors

18	Key things about the board

20	Director profiles

33	2019 board committee reports

37	How we pay our directors

Executive compensation

42	Compensation discussion and analysis

43	Our compensation philosophy

45	How the board oversees compensation

47	Managing compensation risk

51	The decision-making process

53	Benchmarking against our peers

55	Our compensation program and 2019 performance

69	Compensation of the named executives

88	Executive compensation details

88	Summary compensation table

90	Equity compensation

95	Retirement benefits

101	Termination and change in control

106	Compensation of employees who have a material impact on risk

Governance at Manulife
110	About the Manulife board

112	Board committees

112	Roles and responsibilities

112	Promoting a culture of integrity and ethical behaviour

113	Strategic planning

113	Risk oversight

115	Leadership development and succession

118	Communications and shareholder engagement

120	Serving as a director

121	Serving on other boards

121	Integrity

121	Equity ownership

121	Term limits

122	Independence

123	Diversity

124	Skills and experience

126	Director development

127	Assessment

128	Board succession

Other information

129	Environmental, social and governance

129	Liability insurance

129	Loans to directors and officers

129	Directors’ approval

This symbol tells you where you can find more information

8	Manulife Financial Corporation

  About the meeting

This year’s annual meeting is on May 7, 2020.

Read this section to find out who can vote, how you can vote and what you’ll be voting on.

Questions? Call our transfer agent in your region if you have any questions:

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-5318-8567

Sign up for e-delivery

We want to provide you with information the way you want to receive it. You can choose to receive our management information circular and certain other shareholder materials online instead of in the mail.

Non-registered (beneficial) shareholders

Visit proxyvote.com and enter the control number from your voting instruction form. Select “sign up” to go paperless.

Registered shareholders and ownership statement holders

Visit ca.astfinancial.com/MFCdigital and follow the instructions.

Where to find it

Who can vote	10
How to vote	11
What the meeting will cover	14

2020 Management information circular	9

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 11, 2020 (the record date), you’re entitled to receive notice of and vote at our 2020 annual meeting. We had 1,942,399,893 common shares outstanding as of this date and each share carries one vote.	About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

∎	the Government of Canada or any of its political subdivisions or agencies
∎	the government of a province or any of its political subdivisions or agencies
∎	the government of a foreign country or any foreign government’s political subdivisions or agencies
∎	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

10	Manulife Financial Corporation

ABOUT THE MEETING

How to vote

There are two ways to vote – by proxy or in person at the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

See page 13 for important details about voting by proxy.

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must sign the proxy form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You’ll need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You’ll need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 5, 2020 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote in person at the meeting You’ll need to bring photo identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.	▶

Sending new instructions with a later date on how you wish to vote will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above.

Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 5, 2020 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman at the meeting before the meeting begins. The notice must be signed by you or your authorized representative.

2020 Management information circular	11

See page 13 for important details about voting by proxy.

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must sign the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can give your voting instructions in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

Vote in person at the meeting You’ll need to bring photo identification with you to the meeting.	▶	Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder. Sign and return the form in the envelope provided but do not fill in your voting instructions because you’ll vote in person at the meeting. Check in with our transfer agent when you arrive at the meeting.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.	▶

Follow the instructions on your voting instruction form, or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

12	Manulife Financial Corporation

ABOUT THE MEETING

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, failing him, John M. Cassaday, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you’re authorizing Mr. Gori or Mr. Cassaday to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting we’ll post the voting results on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. Cassaday will vote:

∎	FOR the election of the 13 nominated directors in this circular
∎	FOR the appointment of Ernst & Young LLP as auditors
∎	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. Print the person’s name in the blank space provided on the proxy form or voting instruction form. Remember to tell them that they must attend the meeting, present photo identification, and vote your shares according to your instructions for your vote to count. If you do not specify how you want to vote your shares, your proxyholder can vote your shares using their best judgment.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 9 for details).

2020 Management information circular	13

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

We’ll present our 2019 consolidated financial statements and the auditors’ reports on those financial statements. You can find a copy in our 2019 annual report on manulife.com.

2. Electing directors (see page 17)

You will elect 13 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All 13 nominated directors currently serve on the board. You can read about the nominated directors beginning on page 17. The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife group of entities since 1905. The audit committee has recommended that the board re-appoint them as our auditors for fiscal 2020 to serve until the end of our next annual meeting.

We maintain independence from the external auditors through audit committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Ernst & Young’s own internal independence procedures. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years.

The audit committee believes there are benefits to having long-tenured auditors, including higher work quality because of the auditors’ institutional knowledge of our business and favourable fee structures because of the efficiencies gained from experience. In addition, if we brought in new auditors, we would spend significantly more time and resources helping them become familiar with the business.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year:

(in millions)	2019	2018
Audit fees	$29.7	$29.0
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings
Audit-related fees	$3.0	$2.7
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties
Tax fees	$0.4	$0.4
Includes tax compliance, tax planning and tax advice services
All other fees	$0.2	$0.1
Includes other advisory services
Total	$33.3	$32.2

14	Manulife Financial Corporation

ABOUT THE MEETING

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 42)

The board believes that executive compensation programs must be sound, fair and competitive with the market and

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist the audit committee in their oversight duties.

A comprehensive review was conducted in 2019, covering the five-year period ended December 31, 2018. The 2019 review looked at the engagement partner and team, their independence, objectivity and the quality of audit work performed.

support our strategy and progress.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

We discuss our executive compensation program and the impact our performance had on executive compensation for 2019 in detail starting on page 42. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

2020 Management information circular	15

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns. Last year shareholders voted 90.65% in favour of our approach to executive compensation.

We encourage any shareholders who are thinking of voting against the resolution to contact the board to discuss their specific issues or concerns (see page 110 for details about how to contact the board and page 119 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals for our 2021 annual meeting by 5 p.m. (Eastern time) on December 11, 2020 to consider including them in next year’s management information circular. Submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca.

Proxy access

We must receive nominations under our proxy access policy for our 2021 annual meeting by 5 p.m. (Eastern time) on December 11, 2020 to consider including them in next year’s management information circular (see page 120 for more information on our proxy access policy).

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

16	Manulife Financial Corporation

  About the directors

Read about the nominated directors before you vote your shares.

This year, 13 directors have been nominated for election to the board for a one-year term. All nominated directors were elected at our 2019 meeting, except Guy Bainbridge and Julie Dickson, who were appointed to the board in August 2019. Tom Jenkins and Lesley Webster will retire from the board on May 7, 2020.

This group of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.

Where to find it

Key things about the board	18
Director profiles	20

2019 board committee reports	33
How we pay our directors	37

2020 Management information circular	17

Key things about the board

Gender diversity

We promote gender diversity on our board and have a long-standing board diversity policy that covers age, gender,	42% of this year’s nominated independent directors are women.
ethnicity, disability, sexual orientation and geographic representation. The board has an objective that at least 30% of the independent directors should be women, a goal we’ve met since 2013, and aims to achieve gender parity among the independent directors. See page 123 for more about diversity.

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withheld than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Term limits

Independent directors can serve on the board for up to 12 years to balance the benefit of experience with the need for new perspectives. We introduced this policy in 2013, and at the same time eliminated the mandatory retirement age of 72. See page 121 for more information. The board chair can be in the role for a full five-year term regardless of the number of years the individual has been a director.

2019 attendance

The table below shows the number of board and committee meetings held in 2019 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. All directors on the board at the time attended our 2019 annual meeting of shareholders.

	Number of meetings	Overall meeting attendance
Board	6	100%
Audit committee	5	100%
Corporate governance and nominating committee	5	100%
Management resources and compensation committee	5	100%
Risk committee	5	100%

18	Manulife Financial Corporation

ABOUT THE DIRECTORS

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculated the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $22.56, the closing price of our common shares on the TSX on February 28, 2020. We

Starting in 2019, directors now receive at least 50% of the annual board retainer in equity, and the director equity ownership requirement has increased to six times the mandatory equity portion of the annual board retainer.

require all directors except Mr. Gori to own common shares, preferred shares and/or DSUs with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. Directors are expected to meet their equity ownership requirements within six years of joining the board. The minimum as of February 28, 2020 was $825,883.50 (US$615,000, using an exchange rate of US$1.00 = $1.3429). Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements.

2020 Management information circular	19

Director profiles

John M. Cassaday (Chairman)

Toronto, ON, Canada ∎ Age 66 ∎ Independent

Key competencies and experience

∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Public company executive/Director
∎ Digital transformation/Sales/Marketing

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards. This experience qualifies him to serve as the chair of Manulife’s board.

John Cassaday was appointed as Chairman of the Board on May 4, 2018. Mr. Cassaday was previously President and Chief Executive Officer of Corus Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom. Mr. Cassaday also serves on the board of Irving Oil Ltd. (non-public company).

Mr. Cassaday is a Fellow of the Institute of Corporate Directors, has an MBA from the Rotman School of Management at the University of Toronto as well as an Honorary Doctor of Laws from the University of Toronto, and is a Member of the Order of Canada.

2019 meeting attendance

As Chairman, Mr. Cassaday is not a member of the audit, management resources and compensation or risk committees but attends at the invitation of the respective committee chair

Director since

April 1993

Term limit: 2023

2019 votes for:

97.82%

Public company boards (last five years)

∎ Sleep Country Canada Holdings Inc., 2015-present

∎ Sysco Corporation, 2004-present

∎ Spin Master Corp., 2015-2018

∎ Gibraltar Growth Corporation, 2015-2017

∎ Corus Entertainment Inc., 1999-2015

Board				6 of 6	100%
Board committees
• Audit				5 of 5	100%
• Corporate governance and nominating				5 of 5	100%
• Management resources and compensation				5 of 5	100%
• Risk				5 of 5	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	21,840	193,518	215,358	$4,858,476	Yes
2019	21,840	175,120	196,960	$4,380,390
Change	0	18,398	18,398

20	Manulife Financial Corporation

ABOUT THE DIRECTORS

Hon. Ronalee H. Ambrose

Calgary, AB, Canada ∎ Age 50 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Technology/Operations
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Ms. Ambrose’s extensive government sector and business experience qualify her to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Ronalee Ambrose has been a corporate director since retiring as a Member of Parliament of Canada in July 2017. Ms. Ambrose is a former Leader of Canada’s Official Opposition in the House of Commons and a former leader of the Conservative Party of Canada. She worked as Minister across nine Canadian government departments, and her service included the role of Vice Chair of the Treasury Board and chair of the cabinet committee for public safety, justice and aboriginal issues. She also served as the Minister responsible for the Status of Women, and is a recognized champion for the rights of women and girls.

In addition to serving as a corporate director, Ms. Ambrose is a Global Fellow at the Wilson Center’s Canada Institute in Washington, D.C., focusing on Canada-U.S. bilateral trade and North American competitiveness issues. She also serves on the board of Coril Holdings Ltd. (a private company) and the advisory board of the Canadian Global Affairs Institute.

Ms. Ambrose has a Bachelor of Arts from the University of Victoria and a Master of Arts from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

2019 meeting attendance

						Director since September 2017 Term limit: 2030 2019 votes for: 99.50% Public company boards (last five years) ∎ Andlauer Healthcare Group Inc., 2019-present ∎ TransAlta Corporation, 2017-present
Board				6 of 6	100%
Board committees
• Audit				5 of 5	100%
• Corporate governance and nominating				5 of 5	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	6,000	17,742	23,742	$535,620	No
2019	6,000	11,567	17,567	$390,690
Change	0	6,175	6,175

Ms. Ambrose joined the board on September 1, 2017. Under the director equity ownership requirements, Ms. Ambrose is expected to meet the equity ownership requirements within six years of joining the board.

2020 Management information circular	21

Guy L.T. Bainbridge

Edinburgh, Midlothian, United Kingdom ∎ Age 59 ∎ Independent Key competencies and experience ∎ Finance/Accounting ∎ Insurance/Reinsurance/Investment management ∎ Risk management ∎ Asia experience

Mr. Bainbridge’s extensive financial and audit experience qualify him to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Mr. Bainbridge is a former partner with KPMG LLP. He has acted as the key audit leader of several of the UK and world’s largest financial institutions and served on KPMG’s UK and Europe boards.

Mr. Bainbridge also serves as the audit committee chair of each of Yorkshire Building Society and ICE Clear Europe Limited (non-public companies). Mr. Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Arts from the University of Cambridge.

2019 meeting attendance

						Director since August 2019 Term limit: 2032 Public company boards (last five years) ∎ None
Board				3 of 3	100%
Board committees
• Audit				2 of 2	100%
• Corporate governance and nominating				2 of 2	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	0	2,124	2,124	$47,917	No

Mr. Bainbridge joined the board on August 7, 2019. Under the director equity ownership requirements, Mr. Bainbridge is expected to meet the equity ownership requirements within six years of joining the board.

22	Manulife Financial Corporation

ABOUT THE DIRECTORS

Joseph P. Caron

West Vancouver, BC, Canada ∎ Age 72 ∎ Independent

Key competencies and experience

∎ Talent management/Executive compensation
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, and as a member of the audit committee and the corporate governance and nominating committee.

Joseph Caron is the former Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP (2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). He also serves on the board of the Vancouver International Airport.

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

2019 meeting attendance

						Director since October 2010 Term limit: 2023 2019 votes for: 99.50% Public company boards (last five years) ∎ Westport Innovations Inc., 2013-2016
Board				6 of 6	100%
Board committees
• Audit				5 of 5	100%
• Corporate governance and nominating				5 of 5	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	8,836	54,810	63,646	$1,435,854	Yes
2019	8,836	47,154	55,990	$1,245,218
Change	0	7,656	7,656

2020 Management information circular	23

Susan F. Dabarno

Bracebridge, ON, Canada ∎ Age 67 ∎ Independent

Key competencies and experience

∎ Finance/Accounting           ∎   Digital transformation/Sales/Marketing
∎ Insurance/Reinsurance/Investment management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Ms. Dabarno brings extensive global wealth management and financial services experience to the board and her roles in various executive capacities and accounting background qualify her to serve on our board, and as a member of the management resources and nominating committee and the risk committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Fellow of Chartered Professional Accountants (FCPA) and holds a Class II Diploma from McGill University.

			Director since March 2013 Term limit: 2025 2019 votes for: 99.52% Public company boards (last five years) ∎ Cenovus Energy Inc., 2017-present
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	45,250	12,082	57,332	$1,293,410	Yes
2019	45,250	6,134	51,384	$1,137,220
Change	0	5,948	5,948

24	Manulife Financial Corporation

ABOUT THE DIRECTORS

Julie E. Dickson

Ottawa, ON, Canada ∎ Age 62 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Government relations/Public policy/Regulatory

Ms. Dickson’s extensive financial, risk and regulatory experience qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Ms. Dickson is a former Superintendent of Financial Institutions, Canada, Canada’s main financial services regulator. She currently serves on the Canadian Public Accountability Board, and the boards of the Dubai Financial Services Authority and the Global Risk Institute. Ms. Dickson is an Officer of the Order of Canada and holds a Bachelor of Arts from the University of New Brunswick and a Masters of Economics from Queen’s University.

			Director since August 2019 Term limit: 2032 Public company boards (last five years) ∎ None
2019 meeting attendance
Board	3 of 3	100%
Board committees
• Management resources and compensation	1 of 1	100%
• Risk	2 of 2	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	0	4,249	4,249	$95,857	No

Ms. Dickson joined the board on August 7, 2019. Under the director equity ownership requirements, Ms. Dickson is expected to meet the equity ownership requirements within six years of joining the board.

2020 Management information circular	25

Sheila S. Fraser

Ottawa, ON, Canada  ∎ Age 69 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Talent management/Executive compensation
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Ms. Fraser’s extensive professional experience and her contributions to the accounting and auditing profession qualify her to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee. Her other board experience and international work provide an added perspective to her board and committee work.

Sheila Fraser is currently a corporate director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011 and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her former role as a Trustee of the International Financial Reporting Standards (IFRS) Foundation and her current role as a Director on the Canadian Public Accountability Board. She has also chaired two committees of the International Organization of Supreme Audit Institutions as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board.

She also serves on the board of the International Institute for Sustainable Development – Experimental Lakes Area (not-for-profit) as well as the board of the International Federation of Accountants (IFAC). Ms. Fraser holds a Bachelor of Commerce from McGill University. She is an Officer of the Order of Canada and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

			Director since November 2011 Term limit: 2024 2019 votes for: 98.53% Public company boards (last five years) ∎ Bombardier Inc., 2012-2017
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Audit (chair)	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	580	65,082	65,662	$1,481,335	Yes
2019	580	55,949	56,529	$1,257,205
Change	0	9,133	9,133

26	Manulife Financial Corporation

ABOUT THE DIRECTORS

Roy Gori (President and Chief Executive Officer)

Toronto, ON, Canada  ∎ Age 50  ∎ Not independent (management)

Key competencies and experience

∎ Finance/Accounting        ∎   Digital transformation/Sales/Marketing
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Roy Gori is the President and Chief Executive Officer of Manulife, Canada’s largest insurance company, and one of the largest insurance and asset management companies in the world. Appointed in 2017, Roy’s early tenure as CEO has been marked by the introduction of a clear strategy and values that build on Manulife’s strong foundations to include sharper focus on the customer and a shift to digital innovation, in line with the company’s mission to make customers’ decisions easier, and lives better.

As a champion for diversity and inclusion, Roy is the Chair of Manulife’s D&I Council. He is also a passionate advocate for health and wellness, promoting the benefits of behavioural insurance through award-winning products like Manulife Vitality and Manulife MOVE.

Roy joined Manulife as President and Chief Executive Officer for Asia in 2015. In that role, he was responsible for operations in 12 markets across Asia, driving Manulife’s rapidly growing business in the region. Roy started his career at Citibank in 1989, where he held progressively senior roles and was finally responsible for the company’s Asia Pacific retail business, which included its insurance and wealth management business.

Roy holds a Bachelor of Economics and Finance from The University of New South Wales, and an MBA from the University of Technology, Sydney. He serves on the Board of the Business Council of Canada and is a member of the Geneva Association. A native Australian, Roy has worked and lived in Sydney, Singapore, Thailand, and Hong Kong, and is now based in Toronto.

Director since October 2017 Term limit: applies to independent directors only 2019 votes for: 99.61% Public company boards (last five years) ∎ None
2019 meeting attendance
Board	6 of 6	100%
Board committees Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair
Equity ownership As CEO, Mr. Gori has separate equity ownership requirements, which he meets. You can read more about this on page 49.

2020 Management information circular	27

Tsun-yan Hsieh

Singapore, Singapore ∎ Age 67 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director
∎ Digital transformation/Sales/Marketing

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his Asia perspective, qualifies him to serve on our board, and as a member of the management resources and compensation committee and the risk committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.

Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

Mr. Hsieh is a director on the following non-public boards: LinHart Group PTE Ltd., Manulife US Real Estate Management Pte Ltd., the Singapore Institute of Management and the National University of Singapore (NUS) Business School. He also serves as Provost Chair Professor at the NUS Business School and the Lee Kuan Yew School of Public Policy.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

			Director since October 2011 Term limit: 2024 2019 votes for: 99.49% Public company boards (last five years) ∎ Singapore Airlines, 2012-present
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	0	105,801	105,801	$2,386,871	Yes
2019	0	90,642	90,642	$2,015,878
Change	0	15,159	15,159

28	Manulife Financial Corporation

ABOUT THE DIRECTORS

Donald R. Lindsay

Vancouver, BC, Canada  ∎ Age 61 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

    Mr. Lindsay’s CEO and international business experience, and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005.

Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

			Director since August 2010 Term limit: 2023 2019 votes for: 98.50% Public company boards (last five years) ∎ Teck Resources Limited, 2005-present
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Management resources and compensation (chair)	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	20,000	72,017	92,017	$2,075,904	Yes
2019	20,000	62,607	82,607	$1,837,180
Change	0	9,410	9,410

2020 Management information circular	29

John R.V. Palmer

Toronto, ON, Canada ∎ Age 76 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Talent management/Executive compensation
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

    Mr. Palmer’s experience with regulators in different jurisdictions, including seven years as Superintendent of Financial Institutions, Canada, and his accounting background qualify him to serve on our board, the audit committee and the corporate governance and nominating committee.

John Palmer was Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision, until June 2018. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 to 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

He serves on the boards of the following non-public companies: Sageco Advisory Services Inc. and Tenaugust Properties Inc.

Mr. Palmer holds a Bachelor of Arts from the University of British Columbia. He is a Fellow of the Institutes of Chartered Professional Accountants of Ontario and British Columbia, and a Member of the Order of Canada.

			Director since November 2009 Term limit: 2022 2019 votes for: 99.02% Public company boards (last five years) ∎ Fairfax Financial Holdings Limited, 2012-present
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	0	96,398	96,398	$2,174,739	Yes
2019	0	87,080	87,080	$1,936,659
Change	0	9,318	9,318

30	Manulife Financial Corporation

ABOUT THE DIRECTORS

C. James Prieur

Chicago, IL, U.S.A.  ∎ Age 68 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, U.S., and the UK.

He serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the Province of Alberta, and is a member of the President’s Circle of the Chicago Council on Global Affairs, a not-for-profit organization.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

			Director since January 2013 Term limit: 2025 2019 votes for: 99.51% Public company boards (last five years) ∎ Ambac Financial Group, Inc., 2016-present
2019 meeting attendance
Board	6 of 6	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk (chair)	5 of 5	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	145,000	86,929	231,929	$5,232,318	Yes
2019	145,000	70,391	215,391	$4,790,296
Change	0	16,538	16,538

2020 Management information circular	31

Andrea S. Rosen

Toronto, ON, Canada ∎ Age 65 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Insurance/Reinsurance/Investment management
∎ Talent management/Executive compensation
∎ Public company executive/Director

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualify her to serve on our board, as a member of the audit committee and as chair of the corporate governance and nominating committee.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Institute of Corporate Directors (not-for-profit).

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

Director since
August 2011

Term limit: 2024

2019 votes for: 99.51%

Public company boards (last five years)

∎  Ceridian HCM Holding Inc., 2018-present

∎  Element Fleet Management Corp. 2019-present

∎  Emera Inc., 2007-present

∎  Hiscox Limited, 2006-2015

2019 meeting attendance
Board	6 of 6	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating (chair)	5 of 5	100%
Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2020	11,500	104,167	115,667	$2,609,448	Yes
2019	11,500	86,941	98,441	$2,189,328
Change	0	17,226	17,226

32	Manulife Financial Corporation

ABOUT THE DIRECTORS

2019 board committee reports

Corporate governance and nominating committee

Andrea Rosen (chair) Ronalee Ambrose Guy Bainbridge Joseph Caron John Cassaday Sheila Fraser John Palmer	All members of the corporate governance and nominating committee are independent. The Chairman is also a member.

The committee met five times in 2019. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

∎  Reviewed the characteristics, experience and expertise necessary for prospective directors to align with Manulife’s ambitions for the future.

∎  Strategic review of board succession.

∎  In cooperation with the independent consultant, conducted a search to identify new director candidates and led the vetting process.

∎  Approved and recommended the board approve the appointment of two directors.

∎  Reviewed committee membership and recommended committee appointments for new directors.

∎  Maintained and regularly refined the evergreen list of potential director candidates.

∎  Monitored corporate governance developments, and assessed current corporate governance practices against emerging best practices and other applicable requirements.

Developing effective corporate governance policies and procedures, including subsidiary governance and environmental, social and governance (ESG) issues

∎  Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

∎  Reviewed all significant changes in director status and confirmed no adverse impact.

∎  Reviewed the annual report on subsidiary governance.

∎  Reviewed reports on ESG strategy, trends, risks and opportunities, and approved the company’s climate change statement.

∎  Worked with an independent consultant to assist in the implementation of assessments of the board, the chair of the board, the committees and chairs of each committee, including peer assessments.

Developing and overseeing the processes for assessing board, committee, board chair, committee chair, and individual director effectiveness, including director peer assessments

∎  Refreshed the assessment process, including bringing on a new independent facilitator.

∎  Reviewed the results of the assessment process.

∎  Reviewed and recommended that the board confirm the independence of the directors.

∎  Assessed the board’s relationship with management.

Coordinating the director orientation and education program	∎ Considered the relevant topics and developed the agenda for the director education program.
Reviewing director compensation

∎  Implemented changes to the director compensation program to align with best practices, reduce compensation complexity and volatility and enhance director equity ownership requirements, while maintaining the positioning of director compensation relative to the market median.

The committee meets without management present at each meeting. The committee works with an independent consultant to conduct a biannual review of director compensation, including an overview of best practices, industry trends and peer benchmarking. The next review will be in 2020. The committee did not retain a consultant or incur any fees for compensation matters in 2019. In 2018, the committee paid Meridian $22,654. There is cross-membership between the corporate governance and nominating committee and the audit committee.

2020 Management information circular	33

Audit committee

Sheila Fraser (chair) Ronalee Ambrose Guy Bainbridge Joseph Caron John Palmer Andrea Rosen	The audit committee and the board have determined that all members of the committee are independent, financially literate and that Guy Bainbridge, Sheila Fraser, John Palmer and Andrea Rosen qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee.

The committee met five times in 2019, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information, including the effectiveness of our systems of internal control over financial reporting

∎  Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

∎  Reviewed key policy decisions related to the implementation of IFRS17.

∎  Reviewed critical audit matters and key audit matters communicated by the external auditors.

Overseeing the performance, qualifications and independence of our external auditors

∎  Conducted the periodic comprehensive review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

∎  Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

∎  Reviewed reports on compliance with applicable laws and regulations.

∎  Reviewed reports on the anti-money laundering/anti-terrorist financing program.

∎  Reviewed and approved the company’s anti-fraud policy

∎  Reviewed the company’s disclosure procedures.

∎  Reviewed reports on litigation.

Overseeing our finance, actuarial, internal audit and global compliance functions

∎  Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Auditor and Global Compliance Chief.

∎  Reviewed the annual report of the independent actuarial peer reviewer.

∎  Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

∎  Reviewed the company’s financial plan.

∎  Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest, protecting confidential information and monitoring customer complaints

∎  Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

∎  Reviewed reports on compliance with the code and Ethics Hotline activities.

∎  Reviewed procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency	∎ Reviewed reports on the effectiveness of the procedures to identify material related party transactions.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the CFO, Chief Risk Officer, Chief Actuary, Chief Auditor, Chief Information Officer, Chief Information Risk Officer and Global Compliance Chief throughout the year. There is cross-membership between the audit committee and the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

34	Manulife Financial Corporation

ABOUT THE DIRECTORS

Management resources and compensation committee

Donald Lindsay (chair) Susan Dabarno Julie Dickson Tsun-yan Hsieh Thomas Jenkins James Prieur Lesley Webster	All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience.

The committee met five times in 2019. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

∎  Reviewed the 2019 compensation program, including outcomes of changes made in 2016 to simplify compensation plans, link pay more closely to performance and align compensation more closely with shareholder experience, and recommended the 2020 compensation program to the board for approval.

∎  Reviewed the results of the global employee engagement survey.

∎  Reviewed the compensation programs, including base pay, incentives, pension and benefit plans, and made recommendations to the board.

∎  Reviewed reports on talent management.

∎  Reviewed updates to the global compensation policy.

∎  Reviewed the definition of employees who have a material impact on our risk exposure.

Developing and maintaining succession plans for the CEO and other senior executives	∎ Reviewed and maintained succession plans for the CEO and reviewed the succession plans for senior executives.
Reviewing senior executive appointments before recommending them to the board for approval	∎ Provided oversight of the vetting process for executive appointments, reviewed several executive appointments and recommended to the board for approval.
Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

∎  Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and integrity and made compensation recommendations for approval by the board.

∎  Reviewed the performance assessment, compensation recommendations and assessment of integrity for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

∎  Reviewed the approach to senior executive compensation benchmarking.

∎  Reviewed our compensation peer group.

∎  Considered the feedback from shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

∎  Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.

∎  Reviewed reports on compensation for employees who have a material impact on our risk exposure.

Overseeing governance of employee pension plans	∎ Reviewed the annual pension report and global benefits program report.

The committee meets without management present at each meeting. The committee began working with Korn Ferry Hay Group, Inc. (Korn Ferry) in November 2019 to receive independent advice on compensation matters. Before then the committee had retained Hugessen Consulting Inc. to provide these services. The committee chair approves all work undertaken by the independent advisor. The committee met in private with their independent advisor throughout the year. Please see page 45 for more about the independent advisor. There is cross-membership between the management resources and compensation committee and the risk committee.

2020 Management information circular	35

Risk committee

James Prieur (chair) Susan Dabarno Julie Dickson Tsun-yan Hsieh Thomas Jenkins Donald Lindsay Lesley Webster	All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines.

The committee met five times in 2019, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

∎  Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

∎  Reviewed reports from the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

∎  Reviewed reports on capital targets and ratios.

∎  Reviewed the company’s information services risk management program, including reports on cyber security risks, mitigation and resilience, and engaged in discussions regarding the effectiveness of the program and controls for addressing the related risks.

∎  Reviewed reports from business segments on the key risks and risk management strategies for the relevant business.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	∎ Reviewed risk appetite and risk limits and recommended to the board for approval, and considered the appropriate balance of risk and return.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	∎ Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	∎ Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

∎  Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

∎  Reviewed and approved the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies	∎ Reviewed and approved changes to the risk policy framework and related enterprise policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Chief Information Officer, Chief Information Risk Officer, Chief Auditor, Global Compliance Chief, CFO, and the Chief Actuary throughout the year. There is cross-membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

36	Manulife Financial Corporation

ABOUT THE DIRECTORS

How we pay our directors

We structure director compensation with three goals in mind:

∎  to reflect directors’ responsibilities, time commitment and expected contribution

∎  to align directors’ interests with those of our shareholders

∎  to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 39 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2019. Fees are divided equally between the two companies.

Directors do not receive stock options or participate in a non-equity compensation plan or pension plan. Mr. Gori does not receive director compensation because he is compensated in the role of President and CEO.

In 2018, the board, working with an independent consultant, completed an extensive review of director compensation, and introduced a new flat fee structure and new director equity ownership

Key features of the director compensation structure that was introduced in 2019:

∎  Directors are paid a single annual retainer. Meeting fees and the travel allowance have been eliminated.

∎  Committee chairs continue to receive an additional retainer to recognize the additional responsibilities and workload required by this leadership role.

∎  Directors must now receive at least 50% of their board retainer in equity, even after they have met their equity ownership requirement.

∎  The director equity ownership requirement has increased from three times the annual board retainer to six times the mandatory equity portion of the annual board retainer. Directors are expected to meet this requirement within six years of joining the board.

requirements to align with best practices and reduce compensation volatility and complexity. The changes went into effect on January 1, 2019.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

We require all directors except Mr. Gori to own common shares, preferred shares and/or deferred share units with a total market value of at least six times the mandatory equity portion of the annual board retainer (US$615,000). Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. You can read more about this on page 49.

See pages 20-32 for information about each nominated director’s equity ownership. All directors exceed their equity ownership requirement except Ronalee Ambrose, who joined the board on September 1, 2017, and Guy Bainbridge and Julie Dickson, who joined the board on August 7, 2019. Directors are expected to meet their equity ownership requirements within six years of joining the board.

2020 Management information circular	37

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

Deferred share units vest in full on the grant date, but directors can only redeem their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). Deferred share units can only be transferred when a director dies.

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day prior to the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors – please see page 94 for more information.

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2019. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2019.

(as at December 31, 2019)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed
Ronalee Ambrose	17,742	$26.36	$467,679.12
Guy Bainbridge	2,124	$26.36	$55,988.64
Joseph Caron	54,810	$26.36	$1,444,791.60
John Cassaday	193,518	$26.36	$5,101,134.48
Susan Dabarno	12,082	$26.36	$318,481.52
Julie Dickson	4,249	$26.36	$112,003.64
Sheila Fraser	65,082	$26.36	$1,715,561.52
Luther Helms	104,800	$26.36	$2,762,528.00
Tsun-yan Hsieh	105,801	$26.36	$2,788,914.36
Thomas Jenkins	65,482	$26.36	$1,726,105.52
Donald Lindsay	72,017	$26.36	$1,898,368.12
John Palmer	96,398	$26.36	$2,541,051.28
James Prieur	86,929	$26.36	$2,291,448.44
Andrea Rosen	104,167	$26.36	$2,745,842.12
Lesley Webster	56,592	$26.36	$1,491,765.12

38	Manulife Financial Corporation

ABOUT THE DIRECTORS

Director compensation

Director fees

(US$)
Annual retainers
Board member	205,000
Chairman	400,000
Vice chair of the board[1] (paid in addition to the annual board member retainer and any other retainers that apply)	50,000
Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)	Variable
Committee chair retainers
• Audit committee • Management resources and compensation committee • Risk committee • Corporate governance and nominating committee	40,000 40,000 40,000 40,000

1	There is currently no vice chair of the board.

2020 Management information circular	39

2019 Director compensation

The table below shows the compensation paid to the independent directors in 2019 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

∎	US$1.00 = $1.3396 on March 28, 2019
∎	US$1.00 = $1.3127 on June 27, 2019
∎	US$1.00 = $1.3257 on September 27, 2019
∎	US$1.00 = $1.3064 on December 30, 2019.

	Annual fees
		Committee Chair retainer
	Annual retainer		Subsidiary board fees
Ronalee Ambrose	$270,825.50	–	–
Guy Bainbridge	$107,864.54	–	–
Joseph Caron	$270,825.50	–	–
John Cassaday	$528,440.00	–	–
Susan Dabarno	$270,825.50	–	–
Julie Dickson	$107,864.54	–	–
Sheila Fraser	$270,825.50	$52,844.00	–
Luther Helms	$92,526.59	–	–
Tsun-yan Hsieh	$270,825.50	–	$97,280.00
Thomas Jenkins	$270,825.50	–	–
Donald Lindsay	$270,825.50	$52,844.00	–
John Palmer	$270,825.50	–	–
James Prieur	$270,825.50	$52,844.00	–
Andrea Rosen	$270,825.50	$52,844.00	–
Lesley Webster	$270,825.50	–	–

Pro-rated fees

Fees shown in the 2019 director compensation table were pro-rated as a result of the following:

∎	Luther Helms retired from the board on May 2, 2019, at the end of his term.
∎	Guy Bainbridge and Julie Dickson joined the board on August 7, 2019.

40	Manulife Financial Corporation

ABOUT THE DIRECTORS

Total director compensation is capped at US$4 million ($5.31 million): US$2 million ($2.65 million) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using the Bank of Canada annual exchange rate for 2019 of US$1.00 = $1.3269. Total compensation paid in 2019 was below the capped amount.

Luther Helms retired from the board on May 2, 2019. A $5,000 donation was made to a charity of Mr. Helms’ choice (Bitter Root Humane Association) on his retirement.

All other compensation	Total compensation	Allocation of annual fees

		Fees earned (cash)	Share-based awards
–	$270,825.50	$135,412.75	$135,412.75
–	$107,864.54	$53,932.27	$53,932.27
–	$270,825.50	$135,412.75	$135,412.75
–	$528,440.00	$264,220.00	$264,220.00
–	$270,825.50	$135,412.75	$135,412.75
–	$107,864.54	$0.00	$107,864.54
–	$323,669.50	$161,834.75	$161,834.75
$5,000	$97,526.59	$46,263.30	$46,263.30
–	$368,105.50	$97,280.00	$270,825.50
–	$270,825.50	$0.00	$270,825.50
–	$323,669.50	$161,834.75	$161,834.75
–	$270,825.50	$135,412.75	$135,412.75
–	$323,669.50	$0.00	$323,669.50
–	$323,669.50	$0.00	$323,669.50
–	$270,825.50	$135,412.75	$135,412.75
TOTAL	$4,129,432.17

Subsidiary board fees

One of our directors received fees for services he provided to a subsidiary in 2019 through our subsidiary governance oversight program:

∎	Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his services as shown in the table above.

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in equity instead of cash:

∎	Fees earned is the amount received in cash.
∎	Share-based awards is the amount received as equity.

2020 Management information circular	41

42	Manulife Financial Corporation

  Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

Executive compensation details	88
Summary compensation table	88
Equity compensation	90
Retirement benefits	95
Termination and change in control	101
Compensation of employees who have a material impact on risk	106

EXECUTIVE COMPENSATION

Our compensation philosophy

We expect executives to make decisions that are in the long-term interest of the company. Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Pay for performance is at the core of our approach to executive compensation. Compensation is tied to the achievement of our short, medium and long-term goals, so that most of what our executives earn is variable and not guaranteed. In practice, this has meant that executives earn more when performance is strong and earn less when performance is not strong. The board also has the discretion to adjust incentive payouts to reflect business performance.

We have set compensation for the majority of our named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where U.S. dollars is the most common currency basis of compensation. Foreign exchange rates may impact how much the named executives receive, depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately and competitively positioned relative to our Canadian, U.S. and global peer companies.

Five principles guide every compensation decision

Pay for performance is at the core of our compensation approach

2020 Management information circular	43

COMPENSATION DISCUSSION AND ANALYSIS

What we do

Compensation aligned with long-term shareholder value
∎	most executive compensation is directly affected by our share price and performance share units vest and pay out based on relative TSR
∎	the annual incentive plan incorporates measures tied to our future success
∎	equity ownership guidelines, clawback provisions, stock option exercise restrictions and our code of business conduct and ethics discourage executives from taking undue risk

Compensation aligned with business strategy
∎	incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives
∎	performance measures are tied directly to our business strategy and shareholder value

Compensation and performance benchmarked against peer companies
∎	executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices
∎	compensation is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices
∎	employees must annually certify compliance with our code of business conduct and ethics
∎	management resources and compensation committee gets independent advice
∎	shareholders have a say on executive pay
∎	we engage with shareholders about our executive compensation program

Compensation aligned with risk management objectives
∎	incentive compensation for heads of control functions is based on measures that are not directly linked to the business they oversee
∎	we stress test compensation plan designs
∎	the CEO and CFO must hold Manulife equity for one year after leaving Manulife
∎	executive compensation clawed back for wrongdoing, even when a financial restatement is not required
∎	the CRO and the risk committee review the alignment of compensation plans with risk management objectives
∎	incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management

What we don’t do

×	No grossing up of perquisites

×	No repricing or backdating of stock options

×	No hedging or monetizing of equity awards

×	No multi-year guarantees in employment agreements

×	No severance of more than two years on termination following a change in control

×	No single-trigger change in control

44	Manulife Financial Corporation

EXECUTIVE COMPENSATION

How Manulife’s board oversees executive compensation

The table on the following page explains the respective roles of Manulife’s board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee works with Korn Ferry, a consulting firm that provides independent advice on executive compensation. The independent advisor:

∎ attends committee meetings

∎ provides advice about decisions related to compensation

∎ reports on compensation trends.

The committee began working with Korn Ferry in November 2019, and worked with Hugessen before that. The table below shows the fees paid to Korn Ferry and Hugessen for their work with the committee over the last two years:

	2018	2019
Executive compensation-related fees
∎ Hugessen	$306,297	$114,864
∎ Korn Ferry	$0	$71,469
All other fees
∎ Hugessen	$0	$0
∎ Korn Ferry	$40,250	$37,000

Korn Ferry meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. All other fees in 2019 were for market benchmarking surveys management purchased from Korn Ferry before they were appointed independent advisor. Future survey purchases and any work for management will require the committee’s approval.

2020 Management information circular	45

COMPENSATION DISCUSSION AND ANALYSIS

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

∎ overall financial plans and strategy upon which the targets for our incentive programs are based

∎ major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

See page 122 for information about director independence
You’ll find more about each committee’s members and responsibilities starting on page 33

Management resources and compensation committee

∎ oversees our approach to human resources, including the executive compensation program

∎ recommends major compensation decisions to the board

∎ all members are knowledgeable, senior leaders with broad experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

∎ there is cross-membership with the risk committee

Risk committee

∎ reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

∎ the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

∎ there is cross-membership with the management resources and compensation committee

Management’s executive compensation committee

∎ includes the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer

∎ reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

∎ monitors the incentive program designs of our peers

∎ reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

∎ participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

∎ reviews the incentive compensation oversight process

∎ reviews changes to the compensation program with the risk committee to make sure they are in line with our risk management objectives

∎ also a member of management’s executive compensation committee

46	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

◾  the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

◾  the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

See page 113 for information about our risk appetite and our enterprise risk management framework

2020 Management information circular	47

COMPENSATION DISCUSSION AND ANALYSIS

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans. We also integrate our risk appetite into our incentive plans and performance assessments.

Program design

∎	compensation award horizons are appropriately balanced between short, medium and long-term
∎	incentive plans include several performance measures, combining various performance scenarios
∎	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
∎	performance share unit awards balance efficient use of capital and long-term equity growth
∎

compensation for the Chief Risk Officer, Global Compliance Chief, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

∎	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

∎

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

∎

segment heads, with the support of their associated risk officers, human resources heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and for Manulife as a whole

∎	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
∎	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

∎	individual risk management objectives are included in annual goals for all senior leaders
∎

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

∎

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

∎

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

48	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Risk management policies

∎

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid

∎	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife
∎

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

∎

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. All of the named executives meet or exceed the equity ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards and assume a performance factor of 100% for PSUs. Personally held shares are valued at the current market price.

The following table shows equity ownership for each named executive as at March 3, 2020.

We calculated the value using a share price of the greater of $22.31, the closing price of Manulife common shares on the TSX on March 3, 2020, and the grant price. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.3363 on that date.

2020 Management information circular	49

COMPENSATION DISCUSSION AND ANALYSIS

	Time at level	Required ownership as multiple of base salary	RSUs	PSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of base salary

Roy Gori	2.4 years	7.0	$4,889,813	$12,224,457	$0	$9,844,853	$26,959,123	16.8

Phil Witherington	2.2 years	4.0	$1,383,171	$3,689,991	$0	$177,182	$5,250,344	5.7

Rahul Joshi	0.7 years	4.0	$2,662,280	$1,792,803	$0	$104,184	$4,559,267	5.5

Marianne Harrison	7.2 years	4.0	$2,088,360	$7,132,258	$214,106	$200,437	$9,635,162	9.7

Anil Wadhwani	2.3 years	4.0	$1,604,236	$4,010,563	$0	$160,089	$5,774,888	6.3

New in 2020 10% of the annual incentives awarded to named executives in 2020 were delivered in Manulife common shares and form part of their equity ownership.

Roy Gori

As part of the process of relocating Mr. Gori from Hong Kong to Toronto in May 2017, his outstanding RSUs, PSUs and DSUs were replaced with Manulife common shares. His share-based awards were vested and settled and the after-tax proceeds were used to buy 421,492 shares that were placed in an escrow account and made subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. Mr. Gori did not receive additional units as part of this transaction. This arrangement ensured the awards earned by Mr. Gori while employed in Hong Kong were appropriately allocated and gave Mr. Gori substantial personal ownership of Manulife common shares in place of his share-based awards that would otherwise have settled in cash. See page 86 of our 2018 management information circular, which is available at manulife.com. The total value of his personal shareholdings, including the shares remaining in escrow, was $9,844,853, based on a share price of $22.31, the closing price of Manulife common shares on the TSX on March 3, 2020.

50	Manulife Financial Corporation

EXECUTIVE COMPENSATION

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members and heads of control functions, including the named executives. The executive leadership team is made up of our most senior leaders who have responsibility for setting our strategy. Base salary increases and medium and long-term incentives are awarded at the beginning of each year. Annual incentives are approved after the end of each fiscal year.

Review plan design See page 55 for this year’s compensation program

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

∎ compensation components

∎ compensation mix

∎ performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

▼
Set performance goals See pages 59 and 65 for this year’s performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

∎ reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

∎ reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

∎ reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

▼
Ongoing review of market and trends See page 53 for more about compensation benchmarking

The management resources and compensation committee:

∎ reviews and approves changes to the composition of the compensation and performance peer groups

∎ reviews the competitive positioning of target compensation against desired market positioning

∎ reviews ongoing trends

2020 Management information circular	51

COMPENSATION DISCUSSION AND ANALYSIS

Assess performance See pages 61 and 67 for this year’s performance results

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance metrics and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

▼
Finalize Compensation See the named executive profiles starting on page 69 for details about their compensation this year

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

52	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Benchmarking against our peers

We regularly benchmark our compensation against our peers to ensure compensation is competitive so we can attract and retain executive talent. We also benchmark our performance against our peers to assess our relative performance for our performance share unit awards.

Benchmarking compensation for individual roles

We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This allows us to set compensation competitively so we can attract and retain high performing executive talent.

For our named executives, we primarily benchmark against our compensation peer group.

We also refer to pay information from three surveys published by prominent consulting firms:

∎	Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the U.S.
∎	Financial Services Executive Compensation Survey: survey of major financial institutions in Canada
∎	Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

We target total direct compensation for our executives at the median level of the external market but will position high performing executives above the median to reflect sustained high performance over time.

Peer groups

We use two peer groups:

∎	a compensation peer group to benchmark executive pay
∎	a performance peer group to assess our relative TSR for our performance share unit awards.

We review the companies in both groups every year to make sure they continue to meet the following criteria:

∎	are similar in size
∎	have an international footprint
∎	are in similar lines of business
∎	compete with us for talent (for the compensation peer group)
∎	have readily available compensation data (for the compensation peer group).

The management resources and compensation committee selected 11 companies that meet these criteria for the compensation peer group: seven insurance companies and four Canadian banks.

The performance peer group is made up of 12 companies: the seven insurance companies in the compensation peer group, and five additional insurance companies that meet the criteria of similar size, international footprint and similar lines of business. These insurance companies are not in the compensation peer group because they do not disclose compensation data in a manner that allows us to reliably benchmark compensation for our named executives.

The Canadian banks are not included in the performance peer group because, while they are important competitors for capital and Canadian talent, they are not true competitors for many of our business lines and have different exposure to macroeconomic market influences, making their share performance less relevant for comparison.

2020 Management information circular	53

COMPENSATION DISCUSSION AND ANALYSIS

Based on its review in 2019, the management resources and compensation committee did not make any changes to the companies included in either peer group.

∎	AIA Group Limited	∎	Bank of Montreal
∎	MetLife, Inc.	∎	Bank of Nova Scotia
∎	Power Financial Corporation	∎	Royal Bank of Canada	▶	Compensation peer group
∎	Principal Financial Group Inc.	∎	Toronto-Dominion Bank
∎	Prudential Financial, Inc.
∎	Prudential plc
∎	Sun Life Financial Inc.
∎	Allianz SE
∎	Assicurazioni Generali S.p.A.	▶	Performance
∎	Aviva plc		peer group
∎	AXA SA
∎	Zurich Insurance Group Ltd.

Where we rank against our peers

The graph below shows how we rank against our peers. We compare our total assets, market capitalization and revenue with the compensation peer group, using the most recently reported figures in U.S. dollars. This illustrates why this group is appropriate as a benchmark for compensation. We compare our one-, three- and five-year TSR against the performance peer group. Manulife’s TSR is based on the price of Manulife’s common shares on the TSX for the periods ended December 31, 2019. Peer TSR is based on their primary stock exchange and on local currencies.

(source: Bloomberg)

54	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Our compensation program and 2019 performance

Total compensation

Our executive compensation program for the executives named in this circular has six key components.

Base salary Set in February of each year and effective March 1st	▶	Fixed compensation based on role, performance, qualifications and experience	▶

Each executive’s salary depends on:

∎ qualifications, experience and role

∎ performance in the role

∎ past promotions and career progression

∎ salaries paid for comparable roles at peer companies

∎ salaries of comparable roles within Manulife

We benchmark salaries and salary ranges at least once a year against comparable roles in peer companies and other executives at Manulife

Annual incentive ∎ annual cash-based incentive Awarded in February for the preceding year’s performance See page 59 for details	▶

Variable compensation designed to reward senior executives for meeting company objectives and Individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours)

Ties compensation to short-term priorities that will result in sustainable performance over time

▶

We set a target award for each executive (a percentage of base salary) based on competitive market data and the executive’s level

The amount we actually pay depends on a combination of company and individual performance

Company performance objectives are tied to the achievement of performance targets that position the company for future success

Individual performance objectives are aligned with our company strategy and are tied to:

∎ financial performance

∎ contribution to the delivery of Manulife’s five strategic priorities

2020 Management information circular	55

COMPENSATION DISCUSSION AND ANALYSIS

Medium and long-term incentives (equity-based incentives) ∎ restricted share units ∎ performance share units ∎ stock options Awarded in the first quarter of each year See page 63 for details	▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a multi-year period

Ties compensation to company and share price performance over both the medium and long term

Strengthens retention and reinforces alignment with shareholder value

The grant value will differ from the actual payout, if any, based on Manulife’s share price and company performance relative to the objectives established at the time of the grant

▶

We set awards for each executive based on level, contribution, potential and market competitiveness, and benchmark the award levels every year against comparable roles in peer companies

The payout each executive ultimately receives depends on our performance:

∎ the value of restricted share units depends on the price of Manulife common shares at the time of vesting

∎ the value of performance share units depends on the price of Manulife common shares at the time of vesting, as well as on how we perform against internal and relative performance measures that are aligned with our company’s strategy

∎ the value of stock options depends on the difference in the price of Manulife common shares at the time of grant and when stock options are exercised

We do not consider the outstanding value of restricted share units, performance share units and stock options an executive already holds when granting awards

Pension See page 95 for details	▶	Assists our employees as they save for their retirement	▶	We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works

Benefits and wellness	▶	Protects and invests in the well-being of our employees	▶	We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works

Perquisites	▶	Offers market-competitive benefits	▶	We offer perquisites based on local market practice

56	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation mix

The charts below show the mix of components that make up target total direct compensation for our senior executives, and how those components pay out over time. To reduce hierarchy and promote teamwork and collaboration, in 2019 we combined our Senior Vice President, Executive Vice President and Senior Executive Vice President levels into one group of Senior Officers.

Most of each executive’s compensation is variable (or at risk), and a significant portion is tied to our share price. The proportion of at risk pay increases by level, making the link between pay and performance more pronounced for senior executives, because of the greater influence they have on our results. The combination of different incentive plans ensures that senior executives consider both the short-term and the long-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive performance, align executive interests with those of shareholders, provide for competitive pay opportunities and encourage retention.

2020 Management information circular	57

COMPENSATION DISCUSSION AND ANALYSIS

Compensation is aligned with business strategy and paid out over time

58	Manulife Financial Corporation

EXECUTIVE COMPENSATION

About the annual incentive award

Our annual incentive plan is designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” it was achieved (exhibiting our cultural behaviours). Incentive compensation for higher level positions is more influenced by total company results, while the emphasis at less senior levels in the organization is more on segment, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance measures and weightings are:

∎	linked to our strategy with targets consistent with our board-approved plan
∎	stress tested and back tested to make sure potential awards are aligned with business performance and do not encourage inappropriate risk-taking
∎	recommended by senior management and reviewed and approved by the board

How we calculate the award for the senior executives

Each executive has a target annual incentive equal to a percentage of their base salary. For named executives, the actual annual incentive award depends on both the company performance score, which can range from 0% to 200%, and individual performance. We assess individual performance against goals that are tied to the financial and operating results of the named executive’s business, strategic initiatives for the year, and on their contribution to Manulife as a whole, including their impact on our risk culture. The minimum award under the plan is zero and the maximum award is 2.5 times target.

Performance criteria (weighting)

Net income attributed to shareholders 25%		Aligns compensation with shareholder experience
	◀	Threshold 25*	Target 100	Maximum 200
		30% below target	at target	40% above target
* Below threshold performance results in a score of zero.

Core earnings excluding core investment gains 25%		Reflects the underlying earnings capacity and is an important factor in valuing Manulife’s share price
	◀	Threshold 0	Target 100	Maximum 200
		25% below target	at target	25% above target

New business profitability 30%		Measures profitable growth in new business across our portfolio, including:
∎ New business value for insurance businesses ∎ Wealth and Asset Management core earnings
	◀	Threshold 0	Target 100	Maximum 200
		50% below target	at target	50% above target

Strategic focus 20%

Customer, employee and strategic initiatives that are quantifiable measures and deliverables, subject to a qualitative overlay, and aligned with our strategic and annual operating plan. Established at the beginning of the year and approved by the management resources and compensation committee.

2020 Management information circular	59

COMPENSATION DISCUSSION AND ANALYSIS

How the measures are defined

Net income attributed to shareholders: as disclosed in our annual report, available at manulife.com.

Core earnings excluding core investment gains: core earnings1 measures the underlying earnings capacity of our businesses. For the annual incentive plan, we exclude core investment gains1 to align with operational performance.

New business profitability: measures profitable growth in new business across our portfolio. Includes the following measures:

∎

New business value[1] for insurance businesses represents the change in shareholders’ economic value as a result of sales[1] in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

∎	Global WAM core earnings[1]: core earnings of our Global WAM segment, which provides fee-based wealth solutions to our retail, retirement and institutional customers around the world.

1	These are non-GAAP measures, which you can read about below.

About non-GAAP measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles (GAAP) used for our audited financial statements.

Non-GAAP measures include core earnings, core return on equity, core investment gains, new business value, assets under management, assets under management and administration, expense efficiency ratio, gross flows, net flows, APE sales and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, assets under management, assets under management and administration, gross flows, new business value and APE sales).

Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about these and other non-GAAP measures, see Performance and Non-GAAP Measures in our 2019 MD&A, which is available on our website (manulife.com), on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

60	Manulife Financial Corporation

EXECUTIVE COMPENSATION

2019 annual incentive

The company performance score for the 2019 annual incentive award is 112% for the named executives. This is based on performance against measures and objectives that were set at the beginning of the year, in line with our board-approved business plan (see the table below).

You’ll find more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, in the profiles starting on page 69.

Company performance score for 2019

What we measured (weighting)	Performance range
	Threshold 0	Target 100	Maximum 200	Actual	Score	Weighted score	2018 Actual[4]
Net income attributed to shareholders[1,2] (25%) ($ millions)	3,623	5,175	7,246	5,602	121%	30%	4,676
Core earnings excluding core investment gains (25%) ($ millions)	3,992	5,322	6,653	5,604	121%	30%	5,210
New business profitability (30%) ($ millions) New business value (15%)	1,035	2,069	3,104	2,050	98%	29%	1,748
Global WAM core earnings (15%)	530	1,061	1,591	1,021	93%		986
Strategic focus[3] (20%) Customer, employee and strategic initiatives					115%	23%	120%
2019 company performance score						112%

1	Performance at threshold results in a performance score of 25%. Performance below threshold results in a performance score of zero.

2

Consistent with prior years, the target has been adjusted to exclude the impact of the 2019 charge related to updated ultimate reinvestment rate (URR) assumptions issued by the Canadian Actuarial Standards Board (ASB). This increased the score by approximately 2%.

3	Performance is assessed against several predetermined goals established in our business plan.

4	This column shows the 2018 actual results for reference. The 2018 company performance score was 117.

Understanding the score

We achieved strong operating results in 2019 and made important progress towards our bold ambition of becoming the most digital, customer-centric global company in our industry.

Net income attributed to shareholders for the annual incentive award was $5,602 million, 8% above target and 17% above 2018.

Core earnings excluding core investment gains were $5,604 million, 5% above target and 8% above 2018.

2020 Management information circular	61

COMPENSATION DISCUSSION AND ANALYSIS

New business profitability: New business value of $2,050 million was 1% below target and 15% higher than 2018. Global WAM core earnings were $1,021 million, 4% below target and 4% higher than 2018 (on a constant exchange rate basis).

Strategic focus

We made strong progress on our strategic priorities. Highlights from 2019 include:

∎	We released $5.1 billion of cumulative capital benefits through portfolio optimization initiatives, including $2.1 billion in 2019, achieving our medium-term target three years ahead of schedule
∎

To aggressively manage our costs to be competitive and create value in 2020, we held core general expense growth to a modest 3%, less than half the historic average. We executed voluntary exit and early retirement programs for eligible staff in North America, consolidated our real estate footprint and renegotiated various contracts with third-party vendors. We also implemented automation and robotic solutions and leveraged artificial intelligence to adjudicate less complex transactions.

∎

We accelerated growth in our highest potential businesses, with core earnings outpacing other businesses by almost 11%. In 2019, 57% of our core earnings were generated from our highest potential businesses, compared to 55% in 2018. We entered into a long-term strategic partnership with HaoDF.com in mainland China and agreed to enter into a joint venture with Mahindra Finance in India. We also expanded our behavioural insurance product base through the launch of ManulifeMOVE insurance program in Vietnam and Cambodia and the John Hancock Aspire program in the U.S.

∎

To put the customer first, we have implemented relational net promoter score (rNPS) systems in all markets. In 2019, we achieved an rNPS score of 8, a 7 point improvement from the 2017 baseline and a decline of 1 point from the 9 point improvement in 2018. Our 2019 scores remain competitive with global benchmarks. We have been recognized as the best life insurance company for digital transformation in Vietnam. We launched an end-to-end online insurance platform in collaboration with DBS Bank for the Singapore market, a voice-enabled retirement product using Alexa (an industry first).

∎

Our 2019 employee engagement survey had a participation rate of greater than 90% and we saw an 8-point improvement compared to the 2018 score, making meaningful progress towards building a high performing team.

You can find more information about our financial results and our progress on our strategic priorities in our 2019 annual report at manulife.com.

62	Manulife Financial Corporation

EXECUTIVE COMPENSATION

About the medium and long-term incentives

We grant equity-based incentives every year, to offer a competitive mix of restricted share units, performance share units and stock options depending on the executive’s position.

As part of the change in 2019 to combine our senior executive levels into one group of Senior Officers, we increased the weighting of PSUs for a larger group of executives, to increase the alignment of executive compensation with our financial performance and share price. Heads of control functions do not receive PSUs, to ensure their compensation is not tied to the performance of businesses they oversee. The table below shows the mix of equity-based incentives for 2019:

	RSUs	PSUs	Stock options
Chief Executive Officer	20%	50%	30%
Senior Officers
• on the executive leadership team	20%	50%	30%
• not on the executive leadership team	50%	30%	20%
Chief Risk Officer/Chief Actuary	70%	0%	30%
Global Compliance Chief/Chief Auditor	80%	0%	20%

2020 Management information circular	63

COMPENSATION DISCUSSION AND ANALYSIS

	Medium-term incentives		Long-term incentive
	Restricted share units	Performance share units	Stock options
What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout

Vest and pay out in cash within three years, 10% of cash is used to purchase Manulife common shares

Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest

Vest and pay out in cash within three years, 10% of cash is used to purchase Manulife common shares

The number of units that vest depends on our performance against absolute and relative performance measures that are set at grant, aligned with our strategy and approved by the board

Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the performance share unit performance factor

  See page 65 for details about the performance conditions for the PSUs awarded for 2019

Vest 25% every year for four years from the grant date

Stock options granted in 2015 and later cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

Their ultimate value is the difference between the exercise price and the price of Manulife common shares on the TSX when they’re exercised

Stock options expire at the end of 10 years and are only transferable when the executive dies

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying units		Do not earn dividend equivalents

Grants

The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date or the average closing price for the 10 trading days before the grant date (whichever is higher)

The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, senior executives have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Blackout periods

Medium and long-term incentives are not granted when our insiders are prohibited from trading, which is commonly referred to as a blackout period. Annual awards are normally granted 10 or more trading days following the end of the blackout period after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period

64	Manulife Financial Corporation

EXECUTIVE COMPENSATION

How we calculate the payout for performance share units

Performance share units vest and pay out based on the following formula.

Targets for the three-year performance period are set at the time of the grant, consistent with our business plan. The board can adjust the calculated result up or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

See page 53 for information about the performance peer group.

Performance criteria for the 2017, 2018 and 2019 PSU grants (weighting)

Book value per share excluding AOCI (33%)		Focuses on long-term growth in equity needed to support the company’s growth and is used to value insurance companies and investment firms.
	◀	Threshold 0	Target 100	Maximum 180
		10% below target	at target	8% above target

Core return on equity (33%)		Reflects the efficient use of capital in generating core earnings.
	◀	Threshold 0	Target 100	Maximum 180
		40% below target	at target	32% above target

Relative TSR (34%)		Compared to the median of our performance peer group as measured on the New York Stock Exchange (NYSE).
	◀	Threshold 0	Target 100	Maximum 180
		30 percentage points below median	median	24 percentage points above median

We disclose targets for our PSUs at the time of payout when comparing performance to actual results. Disclosure of targets before the end of the performance period would seriously prejudice Manulife’s interests because this could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

2020 Management information circular	65

COMPENSATION DISCUSSION AND ANALYSIS

How the measures are defined

Book value per share excluding accumulated other comprehensive income (AOCI): Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results.

Core return on equity1: Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity.

Relative TSR: TSR is a measure of the performance of common shares held by investors. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the median TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

Payout for medium-term incentives that were awarded in 2017

Restricted share units awarded in 2017 vested on December 15, 2019. Performance share units awarded in 2017 vested on February 28, 2020. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Performance factor	Vesting date price	Payout as a % of grant value
2017 RSUs	December 15, 2019	$24.61	–	$25.48	115%
2017 PSUs	February 28, 2020	$24.61	101%	$25.06	117%

The 2017 PSUs were the first granted under the changed design, which uses three measures instead of six, and a single performance period of three years instead of three distinct periods.

The performance factor for the 2017 PSUs was 101%. Performance was assessed using performance measures and goals that were set in 2017, at the time of the grant, in line with our board-approved business plan.

1	This is a non-GAAP measure, which you can read about on page 60.

66	Manulife Financial Corporation

EXECUTIVE COMPENSATION

								As a percentage of original award

Roy Gori	–	x	–	x	–	=	–	–
Phil Witherington	9,441	x	101%	x	$25.06	=	$238,956	117%
Rahul Joshi	–		–	–	–	=	–	–
Marianne Harrison	77,755	x	101%	x	$25.06	=	$1,968,031	117%
Anil Wadhwani	–	x	–	x	–	=	–	–

Mr. Gori’s 2017 PSUs vested and were settled in 2017 as part of his relocation from Hong Kong, and the after-tax proceeds were used to buy 73,339 common shares in the open market that were placed in an escrow account. When the 2017 PSUs vested, 73,339, or 100%, of Mr. Gori’s shares were released from escrow and transferred to him. This represents a value of $1,837,875 delivered to Mr. Gori based on the share price of $25.06 in the table above. Mr. Gori did not receive any cash as a result of his PSUs vesting in 2017, or on February 28, 2020 when the rest of Manulife’s 2017 PSU awards vested. You can find more information about this arrangement on page 86 of our 2018 management information circular, which is available at manulife.com.

Performance factor

The 2017 PSU grant was based on a single three-year performance period and was the first grant under the simplified plan design.

What we measured (weighting)	Performance range
	Threshold 0	Target 100	Maximum 180	Actual	Score	Weighted score
Book value per share excluding AOCI (33%) ($ millions)	$17.53	$19.48	$21.04	$19.64	108%	36%
Core return on equity (33%) (%)	6.6%	11.0%	14.5%	11.9%	119%	39%
Relative TSR (34%)	30 percentage points below median	median	24 percentage points above median	21.4% vs 28.5% (median)	76%	26%
2017 PSU performance factor						101%

2020 Management information circular	67

COMPENSATION DISCUSSION AND ANALYSIS

The performance factor of 101% reflects our performance against targets for the performance measures across the three-year performance period. Book value per share excluding AOCI and core return on equity finished ahead of target because of strong operating results during the period.

In calculating the performance factor, the board excluded the impacts of U.S. Tax Reform and management’s decision to change the asset portfolio mix supporting our legacy blocks, as previously disclosed in our 2018 and 2019 circulars. The board also excluded the impact of the 2019 charge related to updated ultimate reinvestment rate (URR) assumptions issued by the ASB. This increased the score by 1%.

The board adjusted for the impact of these items because we believe compensation should be aligned with long-term shareholder value: senior executives should not be penalized when they take actions that are in the long-term best interest of shareholders even though there may be short term effects on net income, or where there are legislative changes outside our control.

Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE compared with the median TSR of our performance peer group across the performance period. To minimize distortions, we use the 20-day average share price for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers. Relative TSR was 7.1 percentage points below the median TSR of the performance peer group due to disappointing TSR performance in 2018.

68	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation of the named executives

Roy Gori, President and CEO

Mr. Gori is President and CEO and a member of the board of directors. He has overall responsibility for Manulife’s strategy, operations and performance. Mr. Gori joined Manulife in 2015 as President and CEO, Manulife Asia, and was promoted to his current role on October 1, 2017.

Mr. Gori continued to drive Manulife’s ambitious transformation agenda in 2019, moving us closer to our goal of becoming the most digital, customer centric global company in our industry. Additionally, Manulife delivered strong financial results in a year with significant market volatility. Under his leadership, we continued to sustainably grow net income and core earnings, free up capital so it can be put to best use, and accelerate growth in our highest-potential businesses while maintaining discipline on costs. The information below describes our financial results and other factors that went into determining his compensation for 2019.

Financial

∎  Our TSR on the TSX was 42%, in the top quartile of our peers (see page 54 for a list of our peers)

∎  We reported net income attributable to shareholders of $5.6 billion, up $0.8 billion from 2018

∎  We achieved core earnings[1] of $6.0 billion, up 5%[2] from 2018

∎  We delivered core return on equity[1] of 13.1%

∎  We achieved new business value[1] (NBV) of $2.0 billion, up 15%[2] from 2018

∎  We delivered APE sales[1] of $6.0 billion, up 7% from 2018

∎  Global WAM net outflows[1] were $0.9 billion, compared with net flows of $1.6 billion in 2018

Progress against Manulife’s five strategic priorities

Portfolio optimization

∎  We released $5.1 billion of cumulative capital through portfolio optimization initiatives, including $2.1 billion in 2019, achieving our medium-term target three years ahead of schedule

∎  We achieved $2.2 billion from a reduction in the allocation to ALDA in the portfolio asset mix supporting legacy business, $2.4 billion from reinsurance and other actions in our North American legacy businesses and $0.5 billion related to real estate transactions to reduce lease renewal risk

2020 Management information circular	69
[1]

Core earnings, core return on common shareholders’ equity (core ROE), new business value (NBV), annualized premium equivalent (APE) sales and net flows are non-GAAP measures which you can read about on page 60. See also Performance and Non-GAAP Measures in our 2019 Management’s Discussion and Analysis (2019 MD&A) for additional information.

[2]

Percentage growth/declines in core earnings, NBV, and APE sales are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See Performance and Non-GAAP Measures in our 2019 MD&A for additional information.

COMPENSATION DISCUSSION AND ANALYSIS

Expense and operating efficiency

∎  We delivered $700 million of cumulative pre-tax expense efficiencies, including $400 million in 2019

∎  We maintained modest core general expense growth of 3%, less than half of our historic average, reflecting the impact of our expense efficiency initiatives

Accelerate high potential businesses

∎  We delivered 57% of core earnings from highest potential businesses, compared to 55% in 2018, and outpacing other businesses by almost 11%

∎  We entered into a long-term strategic partnership with HaoDF.com in mainland China and agreed to enter into a joint venture with Mahindra Finance in India

∎  We expanded our behavioural insurance product base through the launch of the ManulifeMOVE insurance program in Vietnam and Cambodia, and the John Hancock Aspire program in the U.S.

Digital, customer leader

∎  We implemented rNPS systems in all markets with 2019 scores remaining competitive with global benchmarks

∎  We were recognized as the best life insurance company for digital transformation in Vietnam

∎  We launched an end-to-end online insurance platform in collaboration with DBS Bank for the Singapore market, a voice-enabled retirement product using Alexa (an industry first)

High performing team & culture

∎ We achieved an 8-point improvement in our overall employee engagement score over 2018 with more than 90% of employees participating in the 2019 engagement survey

∎ We integrated our performance rewards to equally recognize work contributions and living our values

∎ We conducted leadership training focused on “winning teams” and “transformation ready leadership”

∎ We finalized our new HR strategy and formed a new senior leadership team for the function

∎ We continued to take actions to improve the trajectory of women in leadership roles such as ensuring diverse candidate slates for officer recruitment and launching targeted initiatives for women in leadership

70	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Gori for 2019, and his base salary and medium and long-term incentives for 2020, based on the recommendation of the management resources and compensation committee.

The board established Mr. Gori’s compensation taking into account Manulife’s 2019 financial results and our performance against our peers, the progress made against our key strategic priorities, and Mr. Gori’s strong personal contributions. It also takes into consideration his future potential contributions, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)	2017	2018	2019	2020
Base salary	$932,192	$1,100,000	$1,100,000	$1,200,000
Annual incentive	$2,404,000	$3,088,800	$3,700,000	$2,400,000 (target)
Transition payment[1]	$1,500,000
Medium-term incentive
• PSUs	$2,125,000	$2,600,000	$2,800,000	$3,162,500
• RSUs	$850,000	$1,040,000	$1,120,000	$1,265,000
Long-term incentive
• stock options	$1,575,000	$1,560,000	$1,680,000	$1,897,500
Total direct compensation	$9,386,192	$9,388,800	$10,400,000	$9,925,000

1	The transition payment in 2017 was intended to neutralize the tax and other personal financial consequences of Mr. Gori’s relocation from Hong Kong to Toronto.

2020 Management information circular	71

COMPENSATION DISCUSSION AND ANALYSIS

Mr. Gori’s 2020 target total direct compensation amount takes into consideration the global scope and complexity of his role as President and CEO, what our peers pay for similar roles and what other senior executives at Manulife are paid. The committee received advice and additional research and analysis from its independent advisor when developing the compensation package for Mr. Gori’s role as President and CEO. The board believes that Mr. Gori’s 2020 target is appropriate, and that the pay mix emphasizes the focus on Manulife’s long-term performance and aligns with the shareholder experience.

Base salary

Mr. Gori’s salary did not change in 2019 and increased to US$1,200,000, effective March 1, 2020.

Annual incentive

Mr. Gori’s 2019 annual incentive award was approved and paid in February 2020. It was 168% of his target and 20% higher than his 2018 award. 10% of his award was delivered in Manulife common shares.

You can read about the annual incentive plan and our performance for the year starting on page 59.

Medium and long-term incentives

Mr. Gori’s 2019 medium and long-term incentive awards totaled US$5,600,000. The award, made in March 2019, was based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

You can read about the performance criteria for the performance share units starting on page 65.

The board approved US$6,325,000 in medium and long-term incentives for 2020, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Gori realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

72	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Phil Witherington, Chief Financial Officer

Mr. Witherington is responsible for managing Manulife’s financial affairs, including financial accounting and reporting; planning and analysis; taxation; investor relations; treasury; capital management and financial regulation, while also overseeing the strategy, transformation and corporate development functions, and our
property and casualty reinsurance operations. He is a member of
Manulife’s executive leadership team.

Mr. Witherington has further strengthened Manulife’s balance sheet, delivered on expense saves, continued to improve the reporting framework and over saw the execution of our strategy, ensuring we remained on track to deliver our transformation commitments. The information below describes the company’s financial results and other factors that went into determining his compensation for 2019.

Financial

∎  Reported net income attributable to shareholders of $5.6 billion in 2019, up $0.8 billion from 2018

∎  Achieved core earnings[1] of $6.0 billion in 2019, up 5%[2] from 2018

∎  Delivered strong core return on equity[1] of 13.1%

∎  Manufacturers Life Insurance Company’s total Life Insurance Capital Adequacy Test (LICAT) ratio was 140% as at December 31, 2019

∎  Improved Manulife Financial Corporation (MFC)’s financial leverage ratio to 25.1% as at December 31, 2019, down 3.5 percentage points from December 31, 2018

Contribution to the delivery of Manulife’s five strategic priorities

∎  Released $5.1 billion of cumulative capital benefits through portfolio optimization initiatives, including $2.1 billion in 2019, achieving our medium-term target three years ahead of schedule

∎  Delivered $700 million of cumulative pre-tax expense efficiencies, including $400 million in 2019

∎  Made progress on diversification of our investor base by increasing the number of international investors, which now represent 40% of the institutional shareholder base

∎  Made strong progress on global projects including IFRS 17 adoption

∎  Role expanded to include oversight of our global strategy, transformation and corporate development functions

∎  Appointed as an executive sponsor of our PROUD employee resource group, which serves to promote an inclusive workplace for LGBTQ+ employees

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis.

2020 Management information circular	73

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Witherington for 2019, and his base salary and medium and long-term incentives for 2020, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Witherington’s compensation taking into account our company performance and relative performance against our peers, Mr. Witherington’s future potential contributions, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in CAD$)	2018	2019	2020
Base salary	$850,000	$867,000	$915,000
Annual incentive	$1,492,000	$1,770,000	$1,235,250 (target)
Medium-term incentive
• PSUs	$1,000,000	$1,100,000	$1,250,000
• RSUs	$400,000	$440,000	$500,000
Long-term incentive
• stock options	$600,000	$660,000	$750,000
Total direct compensation	$4,342,000	$4,837,000	$4,650,250

74	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Base salary

Mr. Witherington’s salary for 2019 was $867,000. In 2020, the board approved an increase of 5.5% effective March 1, 2020.

Annual incentive

Mr. Witherington’s 2019 annual incentive award was approved and paid in February 2020. It was 151% of his target. 10% of this award was delivered in Manulife common shares.

Medium and long-term incentives

Mr. Witherington’s 2019 medium and long-term incentive awards totaled $2,200,000. The award, made in March 2019, was based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2020, the board approved $2,500,000 in medium and long-term incentives for Mr. Witherington, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Witherington realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

2020 Management information circular	75

COMPENSATION DISCUSSION AND ANALYSIS

Rahul Joshi, Chief Operating Officer

Mr. Joshi joined Manulife as Chief Operations Officer on June 17, 2019. He previously was Senior Vice President of Customer Care for Walmart’s US eCommerce organization following a long career in banking with previous Head of Operations roles in Asia/EMEA and Chief Operations Officer of the Retail Bank for Citigroup. He oversees the company’s global operations and global procurement organizations. He is a member of Manulife’s executive leadership team.

Mr. Joshi has rapidly assimilated into Manulife, assessing the state of our organization and launching a comprehensive strategic review to develop a global operations strategy. The table below describes the company’s financial results and other factors that went into determining his compensation for 2019.

Financial

∎  Reported net income attributable to shareholders of $5.6 billion in 2019, up $0.8 billion from 2018

∎  Achieved core earnings[1] of $6.0 billion in 2019, up 5%[2] from 2018

∎  Delivered strong core return on equity[1] of 13.1%

Contribution to the delivery of Manulife’s five strategic priorities

∎  Rapidly assimilated into the business, including assessing structure and talent needs to build a global operations function

∎  Instituted operating discipline with a focus on operational performance and monthly business reviews

∎  Launched a comprehensive strategic review to develop a global operations strategy

∎  Hired top tier and globally experienced external talent for lead roles over Manulife Business Processing Services and the Procurement function

∎  Renegotiated many agreements for key IT infrastructures, cloud platform and telecom services

∎  Partnered with our business heads to leverage our global footprint to drive operating efficiencies, digitization and our focus on our customers

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis.

76	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Joshi for 2019, and his base salary and medium and long-term incentives for 2020, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Joshi’s compensation taking into account our company performance and relative performance against our peers, Mr. Joshi’s future potential contributions, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)	2019		2020
Base salary	$600,000	[1]	$615,000
Annual incentive	$773,000		$615,000 (target)
Medium-term incentive
• PSUs	$500,000		$850,000
• RSUs	$200,000		$340,000
Long-term incentive
• stock options	$300,000		$510,000
Total direct compensation	$2,373,000		$2,930,000

1	Represents a full year’s salary.

2020 Management information circular	77

COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Joshi’s salary for 2019 was US$600,000. In 2020, the board approved an increase of 2.5% effective March 1, 2020.

Annual incentive

Mr. Joshi’s 2019 annual incentive award was approved and paid in February 2020. It was 129% of his target. 10% of this award was delivered in Manulife common shares.

Medium and long-term incentives

Mr. Joshi’s 2019 medium and long-term incentive awards totaled US$1,000,000, reflecting that he joined the company part way through the year. Additionally, Mr. Joshi received one-time equity awards to replace compensation forfeited at his previous employer. Please see the summary compensation table on page 88 for additional details.

The board approved US$1,700,000 in medium and long-term incentives for 2020, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Joshi realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

78	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Marianne Harrison, President and CEO, John Hancock

Ms. Harrison is responsible for all aspects of John Hancock’s operations, providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S. She also operates as a matrix leader to the U.S. Mutual Fund business and the U.S. Retirement Plan Services business, which have primary accountability into the Global WAM segment. She is a member of Manulife’s executive leadership team.

Ms. Harrison drove growth in our U.S. business this year and delivered strong financial results. The information below describes the US segment’s financial results and other factors that went into determining her compensation for 2019.

Financial

∎  Delivered core earnings[1] of US$1.4 billion, 2.5%[2] higher than 2018

∎  Achieved new business value[1] (NBV) of US$164 million in 2019, up 119%[2] from 2018

∎  Improved life insurance sales[1] to US$530 million, 24%[2] higher than 2018

∎  Gross flows in the U.S. in 2019 were $69.1 billion, a decrease of 7% compared with 2018

∎  US Wealth and asset management net outflows in 2019 were $2.0 billion, compared with net outflows of $6.1 billion in 2018, improving for the fourth consecutive quarter

Contribution to the delivery of Manulife’s five strategic priorities

∎  Continued to redefine insurance and how we interact with customers through our behavioural insurance offerings; behavioural insurance is increasingly recognized as a differentiator as evidenced by our Customer Net Promoter Score of 30 and number of enrollees

∎  Launched the John Hancock Aspire program life insurance designed for people living with diabetes that builds on the success of John Hancock Vitality

∎  Achieved increased sales of policies with the John Hancock Vitality PLUS rider for four consecutive quarters

∎  Improved the new business profitability of our brokerage life insurance business by improving pricing, reducing expenses and enhancing our focus on sales support and training resulting in the highest new business value reported over the past ten years

∎  Continued to validate our direct-to-consumer offerings through testing and innovation, incorporating what we learned to build a cohesive direct channel as we seek to develop deeper relationships with our customers and hired top tier external talent to lead the build out of the channel

∎  Completed legacy optimization initiatives in the U.S. Segment that contributed over $1.4 billion of cumulative capital benefits through December 31, 2019, including $775 million in 2019

∎  Was recognized by Boston Magazine’s Power list, Boston Business Journal’s Power 50, #2 CEO on Glassdoor with a 92% approval ranking and received a Silver Stevie award for Woman of the Year in the U.S.

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis,

2020 Management information circular	79

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows the total direct compensation the board approved for Ms. Harrison for 2019 and for her base salary and medium and long-term incentives for 2020, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Ms. Harrison’s compensation taking into account our company performance and relative performance against our peers, Ms. Harrison’s future potential contributions, the competitive positioning of her compensation and the alignment of her compensation with shareholder interests.

(in US$)	2017	2018	2019	2020
Base salary	$700,000	$715,000	$725,000	$740,000
Annual incentive	$1,100,000	$1,098,000	$1,315,000	$999,000 (target)
Medium-term incentive
• PSUs	$1,300,000	$1,300,000	$1,300,000	$1,300,000
• RSUs	$520,000	$520,000	$520,000	$520,000
Long-term incentive
• stock options	$780,000	$780,000	$780,000	$780,000
Total direct compensation	$4,400,000	$4,413,000	$4,640,000	$4,339,000

80	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Base salary

Ms. Harrison’s salary for 2019 was US$725,000. In 2020, the board approved an increase of 2.1% effective March 1, 2020.

Annual incentive

Ms. Harrison’s 2019 annual incentive award was approved and paid in February 2020. It was 134% of her target reflecting strong financial performance and progress on our strategic priorities. 10% of the award was delivered in Manulife common shares.

Medium and long-term incentives

Ms. Harrison was granted a total of US$2,600,000 in medium and long-term incentives for 2019. The award, made in March 2019, was based on her performance, her anticipated future contributions, the competitive position of her compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,600,000 in medium and long-term incentives for 2020, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Ms. Harrison realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

2020 Management information circular	81

COMPENSATION DISCUSSION AND ANALYSIS

Anil Wadhwani, President & CEO, Manulife Asia

Mr. Wadhwani joined Manulife as President and CEO of Manulife Asia on November 13, 2017. He is responsible for the overall management of Manulife’s operations in 11 markets across Asia, including Japan, Hong Kong, Macau, Singapore, mainland China, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia and in Myanmar, where we recently received a license to start operations. He also operates as a matrix leader to the Global WAM business in Asia, which has primary accountability into the Global WAM segment. He is a member of Manulife’s executive leadership team.

Mr. Wadhwani successfully drove business momentum in Asia this year, delivering solid financial results, despite unforeseen challenging market conditions and implementing several strategic initiatives to support Manulife’s transformation strategy. The table below describes the Asia segment financial results and other factors that went into determining his compensation for 2019.

Financial

∎ Achieved core earnings[1] of US$1.5 billion, an increase of 11% compared with 2018

∎ Achieved new business value[1] of US$1.2 billion, an increase of 8% compared with 2018

∎ Delivered APE sales[1] of US$3.2 billion, an increase of 4% compared with 2018

∎ Generated wealth and asset management net flows of $4.8 billion compared with net flows of $5.7 billion in 2018

Contribution to the delivery of Manulife’s five strategic priorities

∎ Increased the number of agents by 20% to over 95,000. Our number of Million Dollar Round Table agents has increased to 3,500, up by 25% over 2018.

∎ Eight exclusive bancassurance partnerships, including a major pan-Asia partnership with DBS Bank, gave us access to almost 15 million bank customers.

∎ Launched Manulife Financial Advisors Company, a wholly-owned independent agency in Japan, which will distribute Manulife insurance solutions as well as select products from other insurance providers.

∎ Agreed to enter into a joint venture with Mahindra Finance in India. Manulife Investment Management will enter India for the first time through this joint venture which aims to become a premier provider of retail investment solutions.

∎ Grew our customer base to more than 11 million customers and saw positive momentum in rNPS, achieving an overall score of 9.4. We became much more digital and customer-centric, rolling out a number of key customer initiatives and advanced our digital strategy.

∎ Launched an analytics-supported online end-to-end platform in collaboration with DBS Bank, where customers can purchase insurance solutions directly in Singapore

∎ Enhanced our eClaims platform in Hong Kong, Japan and Vietnam to include more types of claims, increased the claims submission threshold and improved the efficiency of claims processing

∎ Launched our ManulifeMOVE behavioral insurance program in Vietnam and Cambodia and increased the number of eligible products and retail partners available on the platform. We ended 2019 with over 500,000 policyholders enrolled in ManulifeMOVE in Asia, double the number of policyholders enrolled at the end of 2018.

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis.

82	Manulife Financial Corporation

EXECUTIVE COMPENSATION

∎ Entered into a long-term strategic partnership in mainland China with HaoDF.com to explore opportunities for innovative products and services allowing us to expand on our distribution reach

∎ Secured talent in key leadership roles, appointing General Managers in Hong Kong, the Philippines and Indonesia , a Chief Human Resources Officer and a Chief Digital Officer, the latter two roles filled by women

∎ Enhanced our people development agenda, achieving higher employee engagement scores, through succession planning, “Women to Watch” leadership development, and talent book programs

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Wadhwani for 2019, and his base salary and medium and long-term incentives for 2020, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Wadhwani’s compensation taking into account our company performance and relative performance against our peers, Mr. Wadhwani’s future potential contributions, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)	2018	2019	2020
Base salary	$650,000	$660,000	$690,000
Annual incentive	$1,093,000	$1,198,000	$931,500 (target)
Medium-term incentive
• PSUs	$900,000	$1,000,000	$1,100,000
• RSUs	$360,000	$400,000	$440,000
Long-term incentive
• stock options	$540,000	$600,000	$660,000
Total direct compensation	$3,543,000	$3,858,000	$3,821,500

2020 Management information circular	83

COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Wadhwani’s salary was US$660,000. In 2020, the board approved an increase of 4.5%, effective March 1, 2020.

Annual incentive

Mr. Wadhwani’s 2019 annual incentive award was approved and paid in February 2020. It was 134% of his target, reflecting strong financial performance and progress on our strategic priorities, including enhancing the customer experience. 10% of the award was delivered in Manulife common shares.

Medium and long-term incentives

Mr. Wadhwani’s 2019 medium and long-term incentive awards totaled US$2,000,000. The award, made in March 2019, was based on his performance, his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,200,000 in medium and long-term incentives for 2020, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Wadhwani realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

84	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares for the five years starting on December 31, 2014 with the value of $100 invested in each of two well-known TSX indices and an “index” composed of our performance peers for the same period, assuming dividends are reinvested.

(as at December 31)	2014	2015	2016	2017	2018	2019
Manulife	$100.00	$96.34	$115.55	$130.94	$100.50	$142.71
S&P/TSX Composite Index	$100.00	$91.67	$110.99	$121.07	$110.32	$135.52
S&P/TSX Composite Financials Index	$100.00	$98.29	$121.98	$138.23	$125.34	$152.11
Median of our performance peer group (see page 54)	$100.00	$97.80	$108.23	$122.32	$100.30	$131.08[1]

1

This represents the value of a $100 investment after 5 years if it had achieved the median annual share price performance of the performance peer group in each individual year. It is different from the median 5-year TSR for the performance peer group on page 54, under Where we rank against our peers, which uses a cumulative 5-year period.

CEO compensation lookback

The CEO lookback table compares compensation awarded to the CEO in each of the last five years to the actual value of that compensation as at December 31, 2019.

The actual value includes the realized and realizable value of the awards granted each year as at December 31, 2019:

∎

realized value: cash compensation paid for the year, including salary, annual incentive (earned for the year but paid in the following year), payouts of restricted share units and performance share units that have vested, and gains realized from stock options exercised

∎	realizable value: the value of restricted share units and performance share units that had not vested, and outstanding stock options that were in-the-money.

The table reflects compensation for Mr. Guloien for 2015 and 2016 and Mr. Gori for 2017 to 2019.

The table also compares the actual value to the CEO for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

2020 Management information circular	85

COMPENSATION DISCUSSION AND ANALYSIS

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

	Total direct compensation awarded	Actual value (realized and realizable) at December 31, 2019	Value of $100
			Period	Manulife CEO	Manulife shareholders
2015	$14,782,884	$14,912,352	Jan 1, 2015 to Dec 31, 2019	$100.88	$142.71
2016	$14,607,399	$22,122,919	Jan 1, 2016 to Dec 31, 2019	$151.45	$148.14
2017	$12,246,460	$14,599,013	Jan 1, 2017 to Dec 31, 2019	$119.21	$123.51
2018	$12,081,371	$11,424,074	Jan 1, 2018 to Dec 31, 2019	$94.56	$108.99
2019	$13,757,207	$14,412,497	Jan 1, 2019 to Dec 31, 2019	$104.76	$142.01

Total direct compensation awarded includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2019 or still realizable on December 31, 2019.

Value of $100 for CEO: represents the actual value (realized and realizable) to the CEO for each $100 of total direct compensation awarded for each fiscal year.

Value of $100 for Manulife shareholders: represents the cumulative value of a $100 investment in common shares made on the first trading day of the period, assuming dividends are reinvested.

Pay for performance lookback

To illustrate the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we compare the percentile ranking of our annualized TSR and CEO realized and realizable pay to the percentile ranking of our eleven compensation peers over the previous five years (2014 to 2018, because 2019 compensation data for our peers is not yet available). These are plotted in the graph below. We use a time horizon of five years because the nature of our industry is to seek long-term results for shareholders.

86	Manulife Financial Corporation

EXECUTIVE COMPENSATION

For the companies in the shaded area, CEO compensation is aligned with returns. Companies above the shaded area have higher returns and lower CEO compensation than peers. Companies below the shaded area have lower returns and higher compensation than peers. This historical five-year analysis shows that Manulife’s CEO pay was in line with performance compared with our compensation peers.

See page 54 for information about our compensation peer group, and page 6 for details about how we calculate realized and realizable pay.

Cost of management ratio

The table below shows the cost of management ratio, which expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders.

The cost of management ratio is affected by foreign exchange rates, the named executives each year and our net income.

	2015	2016	2017		2018	2019
Total compensation reported for the named executives ($ thousands)	$49,652	$42,234	$49,615		$35,909	$38,492
Net income attributed to shareholders ($ millions)	$2,191	$2,929	$2,104	[1]	$4,800	$5,602
Cost of management ratio	2.3%	1.4%	2.4%[1]		0.7%	0.7%

1	Adjusting for the impacts of changes to our legacy businesses and U.S. Tax Reform, net income used for the 2017 annual incentive award was $4,767 million and the cost of management ratio was 1.0%.

Total compensation reported for the named executives

The total compensation reported in the summary compensation table each year.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2015: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Roy Gori

2016: Donald Guloien, Steve Roder, Roy Gori, Warren Thomson, Craig Bromley

2017: Roy Gori, Steve Roder, Warren Thomson, Marianne Harrison, Linda Mantia, Donald Guloien

2018: Roy Gori, Phil Witherington, Warren Thomson, Marianne Harrison, Anil Wadhwani

2019: Roy Gori, Phil Witherington, Rahul Joshi, Marianne Harrison, Anil Wadhwani

2020 Management information circular	87

EXECUTIVE COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation awarded to the named executives for our last three fiscal years. We set compensation for the majority of the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

Non-equity incentive compensation
	Year	Salary	Share-based awards	Option- based awards	Annual incentive	Pension value	All other compensation	Total compensation
Roy Gori President and CEO	2019 2018 2017	$1,461,167 $1,423,033 $1,195,187	$5,175,576 $4,592,515 $3,926,499	$2,218,104 $1,968,221 $2,087,065	$4,902,130 $4,097,602 $3,006,683	$813,100 $644,300 $119,100	$125,472 $260,673 $2,421,808	$14,695,549 $12,986,344 $12,756,342
Phil Witherington Chief Financial Officer	2019 2018 2017	$864,167 $850,000 $757,030	$1,540,000 $1,400,000 $413,805	$660,000 $600,000 $177,345	$1,770,000 $1,492,000 $1,651,918	$226,000 $178,700 $34,500	$51,955 $81,589 $572,757	$5,112,122 $4,602,289 $3,607,355
Rahul Joshi Chief Operating Officer	2019	$444,001	$2,809,295	$398,670	$1,024,148	$26,500	$1,986,661	$6,689,275
Marianne Harrison President and CEO, John Hancock	2019 2018 2017	$960,012 $923,657 $916,586	$2,402,946 $2,296,258 $2,385,510	$1,029,834 $984,110 $1,022,362	$1,742,244 $1,456,607 $1,375,770	$199,500 $193,400 $185,000	$13,129 $61,319 $77,469	$6,347,665 $5,915,351 $5,962,697
Anil Wadhwani President and CEO, Manulife Asia	2019 2018 2017	$865,468 $834,278 $115,276	$1,848,420 $1,589,717 $1,274,400	$792,180 $681,307 $0	$1,587,230 $1,449,974 $1,500,840	$43,300 $47,400 $0	$511,046 $508,414 $59,498	$5,647,644 $5,111,090 $2,950,014

Base salary

Mr. Gori’s salary is set in U.S. dollars, but paid semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date. Mr. Witherington’s 2018 and 2019 salary was set and paid in Canadian dollars, and his 2017 salary was set and paid in Hong Kong dollars. Mr. Joshi’s and Ms. Harrison’s salaries are set and paid in U.S. dollars. Mr. Wadhwani’s salary is set in U.S. dollars but paid in Hong Kong dollars. For each executive, we used the average annual exchange rates outlined in the table below to convert to Canadian dollars.

Mr. Gori’s 2017 salary is a blended amount that reflects his roles during the year: President and CEO, Manulife Asia, from January 1 to June 4, President from June 5 to September 30, and President and CEO from October 1 to December 31. Until June 4, 2017, Mr. Gori’s salary was paid in Hong Kong dollars.

	Exchange rate for U.S. dollars	Exchange rate for HK dollars
2019	US$1.00 = $1.327	HK$	1.00 = $0.1694
2018	US$1.00 = $1.296	HK$	1.00 = $0.1654
2017	US$1.00 = $1.298	HK$	1.00 = $0.1666

Supplementary table: total
compensation in U.S. dollars

This table shows total compensation
for the named executives in U.S.
dollars for convenience. Amounts paid
in other currencies were converted to
U.S. dollars consistent with our
financial statements.

(US$)
Roy Gori	2019 2018 2017	$11,107,342 $10,087,189 $9,779,013
Phil Witherington	2019 2018 2017	$3,862,983 $3,551,697 $2,779,164
Rahul Joshi	2019	$5,038,806
Marianne Harrison	2019 2018 2017	$4,798,745 $4,607,073 $4,590,895
Anil Wadhwani	2019 2018 2017	$4,274,109 $3,971,935 $2,334,727

Share-based awards

The grant date fair value of performance share units, restricted share units and deferred share units awarded to the named executives in the table to the right. The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last 10 trading days before the grant date (whichever is higher).

88	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Mr. Gori’s amount for 2017
includes an award of
US$735,000, granted on
June 8, 2017, to recognize his
promotion. US$525,000 of this
amount was allocated to
performance share units and
US$210,000 to restricted share
units.		Grant date	Share price	Exchange rate for awards in U.S. dollars	Exchange rate for awards in HK dollars
	2019	August 26[1] March 5	$21.76 $22.60	US$1.00 = $1.3289 US$1.00 = $1.3203	n/a n/a
	2018	February 27	$24.73	US$1.00 = $1.2617	n/a
	2017	November 27[2] June 8[3] February 28	$26.90 $23.51 $24.61	US$1.00 = $1.2744 US$1.00 = $1.3476 US$1.00 = $1.3107	n/a n/a HK$1.00 = $0.16890
1 Awarded to Mr. Joshi 2 Awarded to Mr. Wadhwani 3 Awarded to Mr. Gori

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding restricted, performance and deferred share units were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. These were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. See our 2018 management information circular at manulife.com for details.

Mr. Joshi’s amount for 2019 includes a one-time award of US$1,414,000 in restricted share units, granted on August 26, 2019, to replace compensation of similar value and with similar vesting conditions that he forfeited from his previous employer. The restricted share units vest 80% on January 31, 2021 and 20% on January 31, 2022.

Mr. Wadhwani’s amount for 2017 includes a one-time award of US$1,000,000 in restricted share units, granted on November 27, 2017, to replace compensation of similar value and with similar vesting conditions that he forfeited from his previous employer. The restricted share units vest 50% at 15 and 27 months from the grant date and are forfeited if Mr. Wadhwani leaves Manulife before they vest.

Option-based awards

The grant date fair value of stock
options awarded to the named
executives was calculated using the
data in the table to the right.

Mr. Gori’s amount for 2017 includes
an award of US$615,000, granted on
June 8, 2017, to recognize his
promotion.

		Exercise price	Fair value factor		Exchange rate for awards in U.S. dollars	Exchange rate for awards in HK dollars
2019	August 26[1] March 5	$21.76 $22.60	20.2 20.2	% %	US$1.00 = $1.3289 US$1.00 = $1.3203	n/a n/a
2018	February 27	$24.73	20.1%		US$1.00 = $1.2617	n/a
2017	June 8[2] February 28	$23.51 $24.61	21.0 21.0	% %	US$1.00 = $1.3476 US$1.00 = $1.3107	n/a HK$1.00 = $0.16890
1 Awarded to Mr. Joshi 2 Awarded to Mr. Gori

We used the Black-Scholes methodology to determine the fair value of the stock option awards (using the same assumptions we use for accounting purposes):		Expected life (years)	Expected volatility	Risk-free interest rate	Expected dividend yield
	2019	6.3	28.0%	2.50%	3.50%
	2018	6.3	28.0%	2.00%	3.25%
	2017	6.7	29.5%	1.25%	3.0%

Annual incentive

Paid in cash in the year following the fiscal year in which the award was earned. The U.S. and Hong Kong dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates: 2019: US$1.00 = $1.3249, 2018: US$1.00 = $1.3266, 2017: US$1.00 = $1.2507.

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 96 and 97.

All other compensation

Mr. Gori’s amount includes:

∎	2019: $21,940 for club membership fees, and a $100,000 flexible spending account allowance.
∎	2018: $157,053 for club membership fees, and a $100,000 flexible spending account allowance.
∎

2017: a transition payment of US$1,500,000 as part of his relocation from Hong Kong to Toronto, and a housing allowance of $165,434 (converted to Canadian dollars using an average exchange rate of HK$1.00 = $0.1666).

Mr. Witherington’s amount includes:

∎	2019: a $50,000 flexible spending account allowance.
∎	2018: a $20,000 relocation allowance, and a $50,000 flexible spending account allowance.
∎

2017: a $33,033 flexible spending account allowance, a US$360,000 payment intended to neutralize the tax consequences of his relocation from Hong Kong on unvested PSUs and RSUs, and $70,343 in vacation earned but not taken while in Hong Kong.

2020 Management information circular	89

EXECUTIVE COMPENSATION DETAILS

Mr. Joshi’s amount includes

∎	2019: US$1,408,998 to replace compensation forfeited from his previous employer, a US$30,000 relocation allowance and a US$48,077 housing allowance.

Ms. Harrison’s amount includes:

∎	2019: $13,129 in total perquisites.
∎	2018: US$21,380 tied to her relocation and an attributed value of US$24,749 related to travel for conferences.
∎	2017: US$20,000 tied to her relocation.

Mr. Wadhwani’s amount includes:

∎	2019: a HK$2,328,000 housing allowance, HK$82,960 for club membership fees and HK$605,842 for expenses related to his personal driver.
∎	2018: a HK$2,328,000 housing allowance, HK$151,782 for club membership fees and HK$563,503 for expenses related to his personal driver.
∎	2017: a US$30,000 relocation allowance.

Equity compensation

Outstanding share-based and option-based awards (as at December 31, 2019)

	Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options
Roy Gori	Mar 02, 2015	260,931	$21.81	Mar 02, 2025	$1,187,236
	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$3,826,360
	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$426,078
	Jun 8, 2017	167,872	$23.51	Jun 8, 2027	$478,435
	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$645,418
	Mar 5, 2019	485,894	$22.60	Mar 5, 2029	$1,826,961
Phil Witherington	Feb 24, 2015	30,896	$22.02	Feb 24, 2025	$134,089
	Feb 23, 2016	43,462	$17.59	Feb 23, 2026	$381,162
	Feb 28, 2017	34,315	$24.61	Feb 28, 2027	$60,051
	Feb 27, 2018	120,707	$24.73	Feb 27, 2028	$196,752
	Mar 5, 2019	144,572	$22.60	Mar 5, 2029	$543,591
Rahul Joshi	Aug 26, 2019	90,702	$21.76	Aug 26, 2029	$417,229
Marianne Harrison	Feb 23, 2010	12,426	$19.48	Feb 23, 2020	$85,491
	Feb 22, 2011	48,370	$18.91	Feb 22, 2021	$360,357
	Feb 21, 2012	77,083	$12.64	Feb 21, 2022	$1,057,579
	Feb 19, 2013	147,980	$15.52	Feb 19, 2023	$1,604,103
	Feb 25, 2014	124,131	$21.20	Feb 25, 2024	$640,516
	Feb 24, 2015	140,368	$22.02	Feb 24, 2025	$609,197
	Feb 23, 2016	290,867	$17.59	Feb 23, 2026	$2,550,904
	Feb 28, 2017	197,822	$24.61	Feb 28, 2027	$346,189
	Feb 27, 2018	197,981	$24.73	Feb 27, 2028	$322,709
	Mar 5, 2019	225,594	$22.60	Mar 5, 2029	$848,233
Anil Wadhwani	Feb 27, 2018	137,064	$24.73	Feb 27, 2028	$223,414
	Mar 5, 2019	173,534	$22.60	Mar 5, 2029	$652,488

90	Manulife Financial Corporation

EXECUTIVE COMPENSATION

	Share-based awards
	Grant date	Type of share- based award	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Roy Gori	Jun 8, 2017	PSU	33,145	$873,695
		RSU	13,258	$349,490
		MFC Shares[1] (2015)	131,930	$3,477,675
		MFC Shares[1] (2017)	73,339	$1,933,216
	Feb 27, 2018	PSU	142,478	$3,755,725
		RSU	56,991	$1,502,296
	Mar 5, 2019	PSU	168,606	$4,444,448
		RSU	67,443	$1,777,790
Phil Witherington	Feb 28, 2017	PSU	9,337	$246,120
	Feb 27, 2018	PSU	43,434	$1,144,920
		RSU	17,374	$457,974
	Mar 5, 2019	PSU	50,167	$1,322,407
		RSU	20,067	$528,957
Rahul Joshi	Aug 26, 2019	PSU	30,829	$812,663
		RSU	99,519	$2,623,323
Marianne Harrison	Feb 28, 2017	PSU	76,896	$2,026,986
	Feb 27, 2018	PSU	71,240	$1,877,877
		RSU	28,495	$751,134
	Mar 5, 2019	PSU	78,282	$2,063,502
		RSU	31,313	$825,401
		DSU			$155,499
Anil Wadhwani	Nov 27, 2017	RSU	25,675	$676,784
	Feb 28, 2018	PSU	49,319	$1,300,051
		RSU	19,728	$520,037
	Mar 5, 2019	PSU	60,216	$1,587,307
		RSU	24,086	$634,917

1

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding RSUs, PSUs and DSUs were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. Mr. Gori did not receive additional units as part of this arrangement. These shares were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. This arrangement gave Mr. Gori substantial personal ownership of Manulife common shares that would otherwise have ultimately been settled in cash. See page 86 of our 2018 management information circular, which is available at manulife.com. In the table above, the two lines labeled “MFC Shares” relate to the common shares with underlying conditions from his original equity awards granted in 2015 and 2017, respectively.

In the tables above and to the left:

∎

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $26.36, the closing price of Manulife common shares on the TSX on December 31, 2019. The amount is zero if the exercise price is higher than our year-end closing share price

∎	the market or payout values of the share-based awards are based on $26.36, the closing price of Manulife common shares on the TSX on December 31, 2019
∎	the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%
∎

restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash. Starting with 2019 awards, 10% of the RSU and PSU payment will be delivered in Manulife common shares.

2020 Management information circular	91

EXECUTIVE COMPENSATION DETAILS

Incentive plan awards – value vested or earned during the year

The table below shows, for each named executive:

∎

the value of stock options that vested in 2019 is the amount that would have been realized if they had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

∎	the value of stock options that was received in 2019 is the actual gain realized by named executives who have exercised options
∎	the value of share-based awards that vested and were paid in 2019
∎	the annual cash bonus earned for 2019.

	Option-based awards		Share-based awards Value vested during the year	Annual incentive Value earned during the year
	Value vested during the year	Value received during the year
Roy Gori	$570,383	$0	$988,447	$4,902,130
Phil Witherington	$53,527	$0	$237,951	$1,770,000
Rahul Joshi	$0	$0	$0	$1,024,148
Marianne Harrison	$353,396	$165,039	$783,864	$1,742,244
Anil Wadhwani	$0	$0	$548,664	$1,587,230

Stock options exercised in 2019

Marianne Harrison exercised the following options in 2019 under our automatic stock option exercise program (see below):

Grant date	Number of options	Exercise price ($)	Gain ($)
Feb 23, 2010	37,275	$19.48	$165,039

Automatic stock option exercise program

In 2019, executives with outstanding stock options were given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program was introduced to protect executives from having stock options expire in-the-money if they were unable to exercise due to a black out period, or if they were in possession of material non-public information. Elections were made during a time when they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2019, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common

92	Manulife Financial Corporation

EXECUTIVE COMPENSATION

share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term equity ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2019:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans
Equity compensation plans approved by security holders	21,392,085	$20.91	10,475,745

2020 Management information circular	93

EXECUTIVE COMPENSATION DETAILS

This table tells you about our plans and their status as at December 31, 2019:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
∎ as a % of common shares outstanding	3.8%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
∎ to any one participant, or	5%
∎ to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	41,991,936
∎ as a % of common shares outstanding	2.1%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
∎ as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
∎ to any one participant, or	5%
∎ to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	740,234
∎ as a % of common shares outstanding	less than 0.04%

We granted 3,678,679 stock options to senior executives in 2019. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2019)	Stock options/DSUs outstanding		Securities available for future issue
	Number	As a % of diluted common shares	Number	As a % of diluted common shares
Stock plan for non-employee directors	259,766	0.01%	10,475,745	0.54%
Stock options	20,834,297	1.06%
Deferred share units	298,022	0.02%
Total	21,392,085	1.09%	10,475,745	0.54%

94	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Overhang, dilution and burn rate

(as at December 31)	2017	2018	2019
Overhang	1.99%	1.84%	1.63%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	1.31%	1.18%	1.09%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
∎ Executive stock option plan	0.20%	0.16%	0.19%
∎ Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where our only contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental arrangements, executives generally must comply with several conditions after they leave our employment:

∎	non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends
∎	non-compete:
–	24 months for all executives in traditional defined benefit supplemental arrangements
–	between 12 and 24 months for Senior Officers in capital accumulation supplemental arrangements.
∎	if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third
∎	if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

2020 Management information circular	95

EXECUTIVE COMPENSATION DETAILS

Amounts below that are determined in another currency have been converted using the exchange rates used in our 2019 consolidated financial statements.

Defined benefit pension plan table

Mr. Joshi and Ms. Harrison participate in the John Hancock defined benefit cash balance plan. Ms. Harrison’s participation is for the periods she worked in the U.S. from March 2008 to December 2012 and since her return in October 2017.

The table below shows:

∎	their years of credited service at the end of 2019 and at the normal retirement age of 65
∎	the estimated annual benefit accrued or earned for service up to the end of 2019 and to age 65
∎	a reconciliation of the defined benefit obligation from December 31, 2018 to December 31, 2019.

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2019	Age 65	Dec 31, 2019	Age 65		Service cost	Other
Rahul Joshi	0.5	10.8	$1,900	$19,400	$0	$20,700	$0	($400)	$20,300
Marianne Harrison	7.1	16.1	$15,200	$30,000	$153,800	$21,000	$0	$300	$175,100

Annual benefits payable

Based on current pensionable earnings and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2018 and December 31, 2019 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 15 of our 2019 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2019, using the actuarial assumptions used to determine the defined benefit obligations at December 31, 2019, as disclosed in Note 15 of our 2019 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Mr. Joshi and Ms. Harrison’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.2988 for 2019 and US$1.00 = $1.3642 for 2018. The other amounts have been converted using the average 2019 exchange rate of US$1.00 = 1.3269.

96	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Defined contribution pension plan table

Messrs. Gori and Witherington participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Mr. Joshi and Ms. Harrison participate in the John Hancock 401(k) plan and the defined contribution supplemental arrangement in the U.S. Mr. Wadhwani participates in the Manulife Mandatory Provident Fund Top-up in Hong Kong.

Messrs. Gori and Witherington participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong before June 2017 and January 2018 respectively, when they worked in Hong Kong.

Ms. Harrison participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2013 to September 2017 and before March 2008, when she worked in Canada. She participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from March 2008 to December 2012, when she worked in the U.S. previously.

The table below is a reconciliation of the account balances from December 31, 2018 to December 31, 2019:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other
Roy Gori	$993,400	$813,100	$0	$233,800	$2,040,300
Phil Witherington	$543,300	$226,000	$0	$110,600	$879,900
Rahul Joshi	$0	$5,800	$0	($100)	$5,700
Marianne Harrison	$2,374,800	$178,500	$0	$395,700	$2,949,000
Anil Wadhwani	$89,200	$43,300	$0	$56,800	$189,300

Service cost

The total amount contributed and/or notionally credited to each named executive in 2019 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Year-end amounts for Mr. Gori, Mr. Witherington and Mr. Wadhwani for the plan in Hong Kong have been converted using the December 31 exchange rate of HK$1.00 = $0.1668 for 2019 and HK$1.00 = $0.1742 for 2018. Other Hong Kong plan amounts have been converted using the average 2019 exchange rate of HK$1.00 = $0.1693.

Year-end amounts for Mr. Joshi and Ms. Harrison for the U.S. plan have been converted using the December 31 exchange rate of US$1.00 = $1.2988 for 2019 and US$1.00 = $1.3642 for 2018. Other U.S. plan amounts have been converted using the average 2019 exchange rate of US$1.00 = $1.3269.

2020 Management information circular	97

EXECUTIVE COMPENSATION DETAILS

Canada

	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	This plan has been closed to new members since January 1, 1999 None of the current NEOs participate in this plan	Canadian-based executives who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $217,840 for 2019 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($27,230 in 2019)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity
	Closed defined benefit supplemental arrangement	Defined contribution supplemental arrangement

These arrangements have not been offered since January 1, 1999. None of the current NEOs have these arrangements. There is only one other executive with these arrangements.

Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

98	Manulife Financial Corporation

EXECUTIVE COMPENSATION

United States

	Defined benefit pension plan (cash balance)	401(k) plan
Who participates	All U.S. employees	Participation is voluntary for all U.S. employees
Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

Participants contribute up to 50% of their eligible salary to the IRS maximum (US$19,000 in 2019)

Eligible salary is limited to the IRS maximum (US$280,000 in 2019)

Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$280,000 in 2019), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$56,000 in 2019)

Our contributions vest immediately

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled
	Closed defined benefit pension plan and supplemental arrangement (cash balance)	Defined contribution supplemental arrangement

We stopped making contributions to these plans as of December 31, 2007 None of the current NEOs participate in this plan

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Our notional contributions vest after three years of service

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

2020 Management information circular	99

EXECUTIVE COMPENSATION DETAILS

Hong Kong

Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)
Who participates	All Hong Kong permanent employees
Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2019) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension formula

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

100	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2019.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is calculated as at December 31, 2019 for all of the named executives.

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control
Roy Gori	Severance	–	–	–	$8,757,540	$8,789,317
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$16,918,682	$18,356,525
	Pension	–	–	–	–	–
	Total value	–	–	–	$25,676,222	$27,145,842
Phil Witherington	Severance	–	–	–	$3,056,175	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$2,041,619	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$5,097,794	–
Rahul Joshi	Severance	–	–	–	$1,592,280	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$2,430,996	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$4,023,276	–
Marianne Harrison	Severance	–	–	–	$3,391,059	–
	Additional vesting of RSUs, PSUs and stock options	$9,057,399	–	–	$9,057,399	–
	Pension	–	–	–	–	–
	Total value	$9,057,399	–	–	$12,448,458	–
Anil Wadhwani	Severance	–	–	–	$3,087,033	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$2,598,757	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$5,685,790	–

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See below for information about Mr. Gori’s change in control agreement and employment agreement.

2020 Management information circular	101

EXECUTIVE COMPENSATION DETAILS

The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $26.36, the closing price of Manulife common shares on the TSX on December 31, 2019. The value of performance share units is calculated assuming a performance factor of 100%.

Resignation and retirement

No severance is paid if the named executive resigns or retires.

Ms. Harrison was eligible for normal retirement. Mr. Gori, Mr. Witherington, Mr. Joshi and Mr. Wadhwani were not eligible for either early or normal retirement.

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

All the named executives have employment agreements that specify their entitlements if they are terminated without cause. These are outlined in the table on the following page, and are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

∎	protection of confidential information (indefinitely)
∎	company ownership of our intellectual property (indefinitely)
∎	non-solicitation (two years for Mr. Gori, Mr. Witherington, Ms. Harrison and Mr. Wadhwani; one year for Mr. Joshi)
∎	non-competition (one year for Mr. Gori, Mr. Joshi and Mr. Wadhwani; two years for Ms. Harrison; 18 months for Mr. Witherington)
∎	non-disparagement (two years for Mr. Gori, Ms. Harrison and Mr. Wadhwani; indefinitely for Mr. Joshi and Mr. Witherington).

102	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

Roy Gori

Mr. Gori is entitled to:

∎ 24 months of compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continued vesting and exercisability of share-based awards and stock options for 24 months following his termination date

∎ continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability insurance)

If he commences new employment during the severance period:

∎ he will no longer participate in the group benefits plans

If, after June 5, 2023, he and Manulife agree to a mutual separation:

∎ he is entitled to normal retirement treatment for purposes of his share-based awards and stock options

Phil Witherington

Mr. Witherington is entitled to:

∎ 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

∎ reimbursement of the costs for his relocation to Hong Kong, provided the relocation occurs within 10 months of his termination date

If he commences new employment or self-employment during the severance period:

∎ he will no longer participate in the group benefits plans

∎ severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Rahul Joshi

Mr. Joshi is entitled to:

∎ at least 12 months of compensation comprised of base salary and target annual incentive

∎ continuation of group benefits for at least 12 months (excluding life, short-term and long-term disability insurance)

Marianne Harrison

Ms. Harrison is entitled to:

∎ 18 months of compensation comprised of base salary and target annual incentive

∎ continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

If she commences new employment or self-employment during the severance period:

∎ she will no longer participate in the group benefits plans

∎ severance payments will cease and she will be entitled to 50% of the remaining severance payments

Anil Wadhwani

Mr. Wadhwani is entitled to:

∎ 18 months of notice or compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continuation of medical, dental and group life insurance coverage for up to 18 months from the end date

If he commences new employment or self-employment during the severance period:

∎ he will no longer receive medical, dental and group life insurance coverage

∎ severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Change in control

Mr. Gori is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

2020 Management information circular	103

EXECUTIVE COMPENSATION DETAILS

If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

∎	two times his annual salary and two times his average annual incentive awarded in the prior three years
∎	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
∎	continuation of his group benefits for up to two years (excluding life and disability insurance)
∎	two years eligibility for relocation benefits as defined by our relocation policy
∎

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing medium and long-term incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

∎	the incumbent directors no longer constitute at least a majority of the board
∎	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
∎

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎	management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

∎	we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities
∎	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
∎	we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives
∎	we reduce his target incentive awards
∎	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
∎	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart below summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) when a named executive retires, resigns, is terminated without cause or dies:

∎	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see page 103)
∎

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

104	Manulife Financial Corporation

EXECUTIVE COMPENSATION

∎	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
∎	awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct
∎	awards are forfeited if the named executive is terminated with cause
∎	restricted share units, performance share units, stock options, deferred share units and performance deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

	Early retirement[1,2] ∎ 55 years old and age plus continuous service totals at least 65	Normal retirement[1,2] ∎ 65 years old, or ∎ 55 years old and age plus continuous service totals at least 70	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro-rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

DSUs	Canadian executives must redeem vested awards by December 15 of the following year U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1

Named executive must notify us three months before retiring. Vested stock options that were granted up to and including in 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

2	We changed our definitions of early and normal retirement effective January 27, 2020, to ensure award terms for mid- and later-career hires are competitive:
∎	early retirement: 55 years old and age plus continuous service totals at least 60
∎	normal retirement: 55 years old and age plus continuous services totals at least 65.

2020 Management information circular	105

EXECUTIVE COMPENSATION DETAILS

Compensation of employees who have a material impact on risk

We are committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program. The last audit was finalized in April 2019 and confirmed that we continued to be aligned with the FSB Principles and Standards. See page 45 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 35, and the compensation decision-making process and program design beginning on page 51

FSB Principles and Basel Commission for Banking Supervision

Pillar 3 Requirements

The tables below show the breakdown of 2019 compensation for employees who have a material impact on our risk exposure (material employees). Material employees include:

∎	all executives who were members of the executive leadership team at any point in 2019, and
∎	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, or
–	significant influence, oversight and approval authority on general account assets, or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

Compensation awarded in U.S. dollars was converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 88).

2019 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
45	$127,286	$28,549	AIP	$39,649	$68,751	$55,515	$3,021
			Special awards	$553
			RSUs	$18,497
			PSUs	$20,583
			Other medium- term incentives	$2,914
			Stock options	$13,521
			Total	$95,717

Manulife provided $1,860,353 in sign-on bonuses to two material employees in 2019. Sign-on bonuses replace compensation employees forfeit when they leave their previous employer.

106	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Variable compensation

The annual incentive and grant values of restricted share units, performance share units and stock options awarded for 2019. With the exception of one retiree, all material employees received incentive awards for 2019.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units and stock options awarded for 2019.

Severance payments

In 2019, severance payments were made to five material employees (as indicated above). Total severance amounts of $8 million were agreed to for these material employees. To protect employee privacy, we have provided information about the highest single severance amount agreed to in 2019 for a material employee to the Office of the Superintendent of Financial Institutions (OSFI) on a confidential basis. The number of terminations each year fluctuates depending on circumstances.

Deferred compensation outstanding

	($ thousands)
Number of material employees	RSUs/PSUs/DSUs		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2019	Value of deferred compensation granted in 2019	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
45	$17,845	$108,955	$54,655	$19,250	$200,705	$18,437	$41,994	$92,695

Restricted share units, performance share units and deferred share units

Amounts are based on $26.36, the closing price of Manulife common shares on the TSX on December 31, 2019.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $26.36, the closing price of Manulife common shares on the TSX on December 31, 2019.

Other medium-term incentives

Some material risk takers participate in medium-term incentive plans outside of our RSU/PSU/stock option plans. These plans are based on an internal book value of a business or the market value of funds managed.

Deferred compensation paid out in 2019

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2019. In 2019 there was one discretionary adjustment of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

2020 Management information circular	107

  Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us, including:

∎	Insurance Companies Act (Canada)
∎	corporate governance guidelines established by OSFI and the Canadian Securities Administrators
∎	U.S. Securities and Exchange Commission rules and regulations
∎	TSX corporate governance guidelines
∎	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

Directors’ approval	129

108	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

What we do

Independence
∎	All our directors are independent except for the CEO and all members of our four board committees are independent
∎	Board committees can retain independent advisors
∎	The roles of board chair and CEO are separate
∎	We have an annual strategic planning meeting with the board and management separate from regular board meetings
∎	In camera sessions are held at every board and committee meeting without management present to facilitate open and candid discussion

Ethics and integrity
∎	We promote a strong culture of integrity and ethical behavior, and have an Ethics Hotline where anyone, including third parties, can file a confidential report on ethics matters
∎	We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development
∎	We provide directors with orientation and continuing education
∎	The board has a formal annual assessment process facilitated by an independent advisor and involving peer and management input
∎	We use an independent recruiting firm to assist in board recruiting, continuously monitors board succession requirements and candidates, and maintains a skills matrix for directors

Diversity and succession
∎	We have a board diversity policy that includes diversity characteristics such as gender, age, ethnicity, disability, sexual orientation and geographic representation, as well as an objective that at least 30% of the independent directors should be women, a goal we’ve met since 2013
∎	Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs
∎	We use an independent recruiting firm to help identify and track a diverse group of board succession candidates
∎	We have an ongoing process to identify board succession candidates whose skills align with the key competencies and experience necessary to support our operations and strategy
∎	Shareholders elect individual directors annually
∎	Our majority voting policy is informed by best-in-practice governance standards and complies with the TSX rules
∎	We limit directors to a term of 12 years under our tenure policy (unless grandfathered in accordance with the policy, and the board chair may serve a term of five years regardless of the number of years served as a director)

Shareholder engagement and alignment
∎	We have a robust shareholder engagement program with publicly available shareholder engagement principles and an annual shareholder engagement outreach program that the Chairman and at least one other director participate in
∎	We require directors and executives to meet equity ownership guidelines, and directors to receive at least 50% of the annual board retainer in equity, to align their interests with those of our shareholders
∎	We adopted a proxy access policy in 2017

Risk oversight
∎	We have strong risk oversight, carried out by the board and supported by the risk committee
∎	The audit and risk committees have joint meetings at least once a year

What we don’t do

×	No hedging or monetizing of Manulife securities, including equity awards

×	No pensions or stock options for non-executive directors

×	No slate voting for directors ∎ Shareholders can vote for or withhold their vote from individual directors

×	No staggered voting for directors ∎ We have annual elections for all directors – directors are not elected for staggered terms

×	No unequal voting structure ∎ We do not have dual-class or subordinate voting shares

×	No tie-breaking vote ∎ Our board chair does not have a deciding vote in the event of a tie at the board

2020 Management information circular	109

About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 112, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com). The board carries out its responsibilities directly and through its four standing committees, which you can read about beginning on page 33.

Other than the CEO, all of our directors are independent, and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 123.

The board and each committee set aside time at each meeting to meet without management present.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the board chair, committee chairs, individual directors and the CEO are posted on manulife.com.

2019 highlights

The board introduced several governance enhancements in 2019:

∎ Strategic review of board succession

∎ Refreshed the board self-assessment process and peer assessment process

∎ Streamlined operations and updated the board governance framework to better enable appropriate focus on key issues

Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions regarding our governance practices you can send them to the Chairman at the following address:

Chairman of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email:  corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

110	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Board chair provides independent board leadership and oversight Board of directors oversees: culture of integrity and ethics strategic planning risk management leadership development and succession planning corporate governance internal controls communications and public disclosure Audit committee oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions serves as the conduct review committee reviews our compliance with legal and regulatory requirements Corporate governance and nominating committee develops our governance policies, practices and procedures develops and oversees the approach to director succession and development develops and oversees the process for assessing effectiveness of the board, its committees and individual directors oversees director compensation oversees the company's environmental, social and governance framework Management resources and compensation committee oversees: our global human resources strategy, policies and programs management succession executive compensation pension plan governance Risk committee oversees: the management of our principal risks our programs and procedures to manage those risks Management reports to the committees and the board control functions such as finance, risk, compliance and internal audit operate independently of the business units

2020 Management information circular	111

Board committees

The board has four standing committees to help carry out its mandate:

∎	audit committee
∎	corporate governance and nominating committee
∎	management resources and compensation committee
∎	risk committee.

Each committee is made up entirely of independent directors, and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2019 committee reports beginning on page 33.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, significant investments, the raising of capital and other significant matters such as significant mergers, acquisitions and divestitures.

1 — Promoting a culture of integrity and ethical behaviour

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

112	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behavior without fear of retaliation for any report made in good faith.

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online      manulifeethics.com

By phone 1-866-294-9534

  (toll free in North America)

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — Strategic planning

The board and senior management hold an annual strategic planning meeting, separate from regular board meetings, where board members and management review Manulife’s strategy and discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress on strategic plans throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The strategic planning meeting regularly rotates among Canada, the U.S. and Asia to give the board an opportunity to visit our operations and meet with local staff. The 2019 meeting was held in Boston.

3 — Risk oversight

The company’s strategic direction drives our overall risk appetite, which defines the amount and types of risks we are willing to assume in pursuit of our objectives. All risk-taking activities are managed within the company’s risk appetite framework.

Risk oversight has three components: risk-taking philosophy, risk appetite statements, and risk limits and tolerances.

2020 Management information circular	113

The activities required to achieve our strategy are guided by our values and involve elements of risk-taking. When making decisions about risk-taking and risk management, we place a priority on the following risk management objectives:

∎	safeguarding the commitments and expectations established with our customers, creditors, shareholders and employees
∎	supporting the successful design and delivery of customer solutions
∎	prudently and effectively deploying the capital that shareholders have invested in us with appropriate risk/return profiles
∎	investing wealth and asset management’s customer assets consistent with their objectives, including investment risks and returns
∎	protecting and/or enhancing our reputation and brand
∎	maintaining our targeted financial strength rating.

We only accept risks we can appropriately analyze and monitor. Risk management drives our success by providing a framework to mitigate exposures within our risk appetite, and effectively deploying our capital towards appropriate risk/return profiles. As an integrated component of our business model, risk management helps us achieve our objectives and encourages organizational learning.

We categorize the risks we face into five principal areas, to identify, measure, assess and manage our risk profile: strategic, market, credit, product, and operational.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

∎	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial reporting risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
∎	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture
∎	management resources and compensation committee and risk committee
–	reviews our executive compensation program to ensure alignment against our risk management principles and our risk appetite

Each director sits on two committees. There is cross-membership between the management resources and compensation committee and the risk committee, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

The board meets directly with OSFI, our principal regulator, every year, and there are regular meetings between the Chairman and OSFI throughout the year.

114	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Enterprise risk management (ERM) framework

Our ERM framework provides a structured approach to risk-taking and risk management activities across the enterprise, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable a consistent design and execution of strategies across the organization. We have a common approach to managing all risks we are exposed to, and to evaluating potential comparable risk-adjusted returns on contemplated business activities.

We are subjected to external and internal risk factors (such as economic conditions, political environment, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuing our strategies. Our ERM framework incorporates relevant impacts and mitigating actions as appropriate.

As part of our ERM framework, we have a compensation risk framework in place to support the governance and design of controls for the risks associated with the compensation program. Our compensation programs are assessed against this framework every year.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer and includes regular reporting to the risk committee, seeks to mitigate information security risks. This program establishes our information and cyber security framework, including governance, policies and standards, and appropriate controls to protect information and computer systems.

Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also perform stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — Leadership development and succession

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

2020 Management information circular	115

We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and has more women in leadership positions. In October 2017, Roy Gori signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022. We have established action plans to drive accountability for greater diversity in our workforce.

Our global executive D&I Council guides, supports and facilitates our D&I strategy implementation. Chaired by our CEO, the council is made up of executive leaders who are passionate about D&I. We have eight employee resource groups (ERG) with 28 chapters and more than 9,800 members. Open to all employees, ERGs support local employee engagement, champion our larger D&I initiatives and provide opportunities for personal and professional development.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 28, 2020)
Women in senior leadership roles (vice president and higher)	113 of 487	23.2%
Women in senior officer roles (see page 57 for information about senior officers)	22 of 102	21.6%
Women on the executive leadership team	4 of 16	25.0%

Increasing female leadership is a priority in our corporate strategy, and we’ve made tangible progress over the past few years by:

∎	embedding diversity practices in our global talent management programs and including gender diversity results in workforce reporting to senior management and the board
∎	implementing annual diversity and inclusion plans for each business segment and function
∎	introducing diversity dashboard quarterly reviews with the executive leadership team
∎	formally including diversity goals in all people leader’s goals
∎	incorporating gender diversity into the ongoing review and discussion of our succession candidates
∎	continuing internal and external training and development programs for high performing women
∎	unconscious bias training for all employees
∎

continuing to provide dedicated support and development of the Manulife Global Women’s Alliance, internal employee communities for women that focus on professional development and networking. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

∎	internally and externally celebrating and promoting the value of women in business, including celebrations of International Women’s Day
∎	communicating transparently to employees about diversity and profiling leaders who demonstrate authenticity
∎	revising workforce policies around flexible work arrangements and family leave to better accommodate and retain female employees
∎

adding more external partnerships with leading networks that support the advancement of women and provide opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Women in Capital Markets and Catalyst (a not-for-profit think tank focused on the advancement of women in business), among others

116	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

∎

continuing to enhance sourcing, assessment and selection of potential employees. We follow a formal recruitment process where all vacancies are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women

∎

implementing diverse slate requirements internally to increase hire and promotion rates of diverse candidates. We are focusing initially on gender diversity for officer level roles. To support diverse candidate slates we introduced the use of technology in our hiring process that reduces biased job posting language and hired two dedicated diverse candidate recruiters.

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

∎	acquiring and retaining high performing, high potential talent
∎	selective external hiring of exceptional, seasoned executives
∎	increasing our diversity to better reflect the global markets where we operate
∎	identifying early high performing, high potential employees, with a focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
∎	engaging our talent and driving high performance
∎	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

2020 Management information circular	117

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well-trained, high performing pool of executives that is representative of our customer base, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — Communications and shareholder engagement

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management and reports to the audit committee on disclosure matters. The executive disclosure committee reviews all material information in disclosure documents prior to audit committee and board review and approval.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations and corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee. The audit committee also reviews and approves our disclosure policy.

118	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Engagement

We have a longstanding practice of engaging with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. Our shareholder engagement principles help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

The board’s shareholder engagement outreach program facilitated by our investor relations group includes:

∎  an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics in which the Chairman and at least one other director participate each year

∎  ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year and at every annual meeting to engage and respond to questions from shareholders

∎  encouraging shareholders to participate at the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 15.

As part of the annual Shareholder Outreach Program, John Cassaday, the Chairman and Andrea Rosen, a member of the audit committee and the chair of the corporate governance and nominating committee, met with investors who collectively own approximately 35% of our outstanding institutional shares. A broad range of matters were discussed, including:

∎  governance – we discussed Manulife’s approach to governance

∎  ESG – in depth discussions regarding how our shareholders are integrating environmental, social, and governance factors into their investment decision-making

∎  risk management – we discussed Manulife’s approach to risk management, including cyber security

∎  executive compensation – we discussed how our shareholders view our compensation plan design

∎  transformation – discussions focused on the leadership team’s approach and culture.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. See page 16 for more information.

2020 Management information circular	119

We do not have any proposals to be considered at the 2020 annual meeting. Based on dialogue regarding Manulife’s employment practices and a commitment to providing quantitative disclosures regarding gender pay equity, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal related to gender pay gap disclosure.

Proxy access

The board understands that proxy access has become a matter of importance for shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 16 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 37 for details).

If a director is contemplating joining another public company board, changes employment or country of residence, or there is any other significant change, the director must notify the chair of the corporate governance and nominating committee. The chair will review the	Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 18 for more about our majority voting policy.

matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

120	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Serving on other boards

We have not set a limit for the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. None of the nominated directors serve together on another public company board.

Integrity

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

Equity ownership

We require directors to hold equity in Manulife to help align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. Directors are expected to meet their equity ownership requirements within six years of joining the board. To facilitate equity ownership, all directors receive a minimum of 50% of the annual board retainer in deferred share units. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. See pages 37 and 49 for details.

Term limits

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives. When term limits were introduced, a	We eliminated the mandatory retirement age of 72 when term limits were introduced in December 2013.

transitional provision was included to allow (until 2019) independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect prior to December 5, 2013) to be re-elected. John Cassaday was previously re-elected under this transitional provision.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

The board chair may serve a full five-year term as Chairman regardless of the number of years that individual has served as a director.

2020 Management information circular	121

Independence

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chairman

The board chair must be an independent director. The board chair is appointed each year by the directors and can serve up to five years in the role. The board appointed John Cassaday to the role of Chairman effective following his successful election at the 2018 meeting. Mr. Cassaday has never been a Manulife employee.

The Chairman is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chairman has frequent discussions with senior management, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman also has frequent interactions with Manulife’s primary regulator to facilitate direct and open communication. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The Chairman’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with our external auditors, other independent advisors, heads of our control functions and other members of management.

122	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Diversity

Having a mix of highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom to generate healthy discussion and debate and effective decision-making. Manulife is a founding member of the Canadian Board Diversity Council, which focuses on advancing board diversity in Canada.

The board has a long-standing diversity policy that covers age, gender, ethnicity, disability, sexual orientation and geographic representation. When identifying director candidates, the corporate governance and nominating committee considers prospective candidates based on merit, along with all of	42% of the nominated independent directors are women and three of the five new directors appointed to the board in the last four years have been women.

these characteristics, in the context of competencies, expertise, skills, background and other qualities the board identifies from time to time as being important. Adherence to the policy is also taken into account as part of the annual performance and effectiveness evaluations of the corporate governance and nominating committee and the board.

The policy sets out the board’s objective of women representing at least 30% of the independent directors, an objective we’ve met since 2013, as well as its aim to achieve gender parity among the independent directors. The committee reviews the diversity objective every year and may recommend changes or additional objectives as appropriate. The table below shows the number of women currently on the board.

	(as at February 28, 2020)		(nominated directors)
Female directors (as a percentage of total directors)	6 of 15	40%	5 of 13	38%
Female directors (as a percentage of independent directors)	6 of 14	43%	5 of 12	42%

2020 Management information circular	123

Skills and experience

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Directors must possess six core attributes:

∎	a reputation for integrity and ethical behaviour
∎	a demonstrated ability to exercise judgment and communicate effectively
∎	financial knowledge
∎	prominence in their area of expertise
∎	experience relevant to our operations
∎	sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of applicable securities laws.

The table on the following page shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

124	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management We operate in a complex risk environment and experience in risk disciplines provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain the best talent globally as we focus on transforming our business

Technology/Operations We value technology expertise as we focus on transforming our business by using technology to become a digital, customer leader

Key experience

Asia experience

Business and cultural experience in regions in which we operate, particularly in those regions where we are focusing on accelerating growth, is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly-traded organization

Digital transformation/Sales/Marketing Experience in sales and marketing provides valuable market and consumer insights as we focus on transforming our business and becoming a digital, customer leader

2020 Management information circular	125

Director development

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors receive orientation to help them become more knowledgeable about Manulife as quickly as possible. The program is tailored for each director’s knowledge, skills and experience.

Directors receive information about Manulife, the board and board committees and their duties as a director. The board chair and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our business, priorities and challenges.

All directors have a standing invitation to attend committee meetings whether or not they are a member, and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program typically includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

We also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

Committee chairs may also coordinate education sessions on specific topics for their committee members.

126	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

The table below provides highlights of our continuing education program for directors in 2019:

Topic	Date	Audience

Business and operations
HR strategy	April 2019	new director
Cyber security	May 2019	board
Competitor overview	June 2019	board
Capital management	September 2019	board
Interest rate environment	November 2019	board

Market trends and regulatory updates
IFRS17 overview	April/May/December 2019	board focus group
Macroeconomic trends	March 2019	board
Regulatory capital initiatives	September 2019	board

We also encourage directors to participate in outside professional development programs. We pay for these expenses as long as the board chair and the chair of the corporate governance and nominating committee approve the program in advance.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. They are also provided with corporate subscriptions to certain relevant industry publications.

Assessment

The corporate governance and nominating committee retained an independent advisor to help carry out a self-assessment of the board, committees, the board chair and committee chairs in 2019.

Directors engaged in an iterative interview process with the independent advisor to assess the performance and effectiveness of:

∎	the board vis-à-vis its objectives
∎	the board Chairman in carrying out his mandate
∎	the committees and the chairs of those committees, in addressing areas of focus, and
∎	themselves and their peers.

New in 2019 The board engaged a new independent advisor to provide a fresh perspective on the assessment process.

Senior executives who interact regularly with the committees are also interviewed to provide additional perspective. The CEO is also included in the process.

2020 Management information circular	127

The independent advisor conducts interviews, compiles the results of the assessments, completes an analysis and reports the results to the board chair and the chair of the corporate governance and nominating committee. The adviser also meets with the corporate governance and nominating committee to review the results and a final report is provided to the full board. These results are used to address any areas for improvement and develop the board’s priorities for the following year.

The board Chairman also has one-on-one interviews with each director to receive any candid feedback on the performance of the board, committees and peer directors for developing the board’s priorities for the following year. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

Board succession

The corporate governance and nominating committee manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession, considering the competencies and experience necessary for effective oversight of the company given its current operations and strategy as well as its ambitions for the future. It also reviews board composition in light of the annual board assessment results and recommends any changes as appropriate. In 2019, Guy Bainbridge and Julie Dickson were appointed to the board as a result of the board’s strategic review of succession and after an extensive search process. Mr. Bainbridge and Ms. Dickson bring significant experience and expertise that will support the effective oversight of the company’s strategy and operations. You can read more about these new directors in the director profiles starting on page 20.

The committee is responsible for the director candidate search, identifying qualified candidates for nomination to the board, on its own, with suggestions from the board and others, and often with the assistance of an independent advisor or search firm to help identify suitable candidates who meet the board’s selection criteria required for effective oversight of the company given its current operations and strategy, as well as supporting the board’s diversity objectives. It also maintains a list of prospective candidates who meet established criteria and diversity objectives. The committee has engaged an independent firm to act as a strategic advisor to support the long-term board succession plan.

The committee considers prospective candidates based on merit, with the expertise, skills, background, experience and other qualities the board identifies as important for supporting our strategy and operations. It also takes into account legal and regulatory requirements, such as residency and independence, and considers gender, age, ethnicity, disability, sexual orientation and geographic representation as part of the board’s diversity policy. You can read more about board diversity on page 123 or access the board’s diversity policy on manulife.com.

The board chair, committee chairs and other directors interview suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

128	Manulife Financial Corporation

GOVERNANCE AT MANULIFE

Other information

Environmental, social and governance

Our Sustainability Report and Public Accountability Statement provides information about our sustainability priorities and performance. The report is available on manulife.com and you can read more about the board’s oversight of ESG matters on page 33.

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and will be reviewed in September 2020.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2020 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers, directors and employees of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $1,485,422. None of our directors or executive officers had any indebtedness to Manulife or any of our subsidiaries other than routine indebtedness.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 11, 2020

2020 Management information circular	129

Manulife

manulife.com

IR3831E

FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C132107

Our registered office Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5 Canada manulife.com IR3831E